ARLS
P.E. 12/31/01

02029697

CommScope Annual Report 2001

Inc

driven by demand

People are becoming a lot more connected. And life is becoming more interactive. With an abundance of choices available.

Video on demand. High-definition television. Cable telephony. High-speed Internet. Instant messaging. Digital audio and video clips. Web conferencing. Wireless Internet. Home networks. E-mail. Mobile e-mail. Mobile multimedia. And more on the way.

Today, there are more people talking, more people online, more people who want faster, better access to more things from more places around the world. Such demand requires a smarter, higher-capacity information pipeline to satisfy their needs. And we make that pipeline.

Transmitting rich-content services requires bandwidth – the capacity to carry data. Transmitting large amounts of data requires faster, more effective broadband technologies.

The expanding demand for rich-content services and the bandwidth technologies to deliver them are what drives telecom growth. These two forces are so interdependent, we think of them as one – something we call "demandwidth™."

At CommScope, we design and make the sophisticated broadband cable – the information pipeline – that meets the growing demand for bandwidth on the job, at home and at play. We make demandwidth work for you.

WHO WE ARE For more than 25 years, CommScope has been making mile after mile after mile of high-performance, high-bandwidth cables for telecommunications applications. Today, it is the only major supplier to offer a full range of coaxial, fiber-optic, and twisted-pair cables for broadband and video, wired and wireless telephony, local area networks and other communications applications.



demand for access

The telecom industry has been in a tailspin this past year. The reasons are many. The collapse of the dot-com bubble. The global economic downturn. The capital crunch. The over-crowded competitive landscape.

But what did not and, we believe, will not go away is demand for access. People want their MTV, their MP3. They want personalized TV-viewing schedules. They want to telecommute from the airport, their homes and their weekend retreats. They want instant accessibility to real-time information, company databases, e-mail and voice mail. They want to touch base with family and friends, whether it's an emergency or an after-school check-in. And once they get connected, what had been pie-in-the-sky innovations become indispensable for daily living.

The fundamental demand for bandwidth continues, with added growth fueled by new and next-generation services.

- Some industry analysts estimate U.S. bandwidth demand will grow 60%–80% a year for the foreseeable future.
- Internet traffic is growing at a tremendous rate. Nearly one-third of U.S. Internet users have high-speed broadband, access at home, work or school.
- Cable industry revenues are expected to grow from nearly $43 billion in 2001 to more than $67 billion in 2006, with emerging services – digital video, video on demand, Internet access, cable telephony – being the growth leaders over the next five years.
- About 85% of the 100 million U.S. TV households subscribe to multichannel service, either cable or satellite. In international markets, where there are eight times more TV households, penetration rates for multichannel service are much lower – and growth potential that much greater.
- Fewer than 10 million people had a mobile phone a decade ago; next year, users are estimated to pass the one billion mark. In the United States, which lags behind Europe in cell-phone use, more than 130 million people were estimated to have service contracts in 2001.
- Broadband services still only reach a small percentage of the developed world; metropolitan areas remain thin in capacity; and the vast majority of the world remains untouched by high-speed capabilities.

As demand grows, so does opportunity. CommScope remains a world leader in designing and manufacturing the high-performance, high-bandwidth cables that provide all the latest video, voice and data services.

demand for solutions

It's a wired – and wireless – world. Behind all the home networks, entertainment systems and mobile multimedia platforms is a sophisticated communications infrastructure. The link that connects each individual household and business to the larger network, and to the rest of the world, is called the Last Mile.

CommScope is a leader in Last Mile technologies, with advanced cable products that bridge the gap between yesterday's analog systems and next-generation digital networks.

While competing broadband technologies share pieces of the Last Mile, the hybrid fiber coax (HFC) architecture is one of the most cost-effective means for delivering the full range of advanced-bandwidth services. HFC networks employ fiber-optic cable to connect central sites to neighborhood hubs; from there coaxial cable connects the local hub to individual homes. For customers building and upgrading their cable infrastructure, CommScope has the advantage of offering an extensive line of both fiber-optic and coaxial cable for HFC networks.

CommScope continues to push the envelope in developing next-generation cables for next-generation networks.

- CommScope is the world's largest manufacturer of coaxial cable for broadband networks and a leading supplier of fiber-optic and twisted-pair cables for local area, satellite and wireless networks.
- With the recently completed joint venture with The Furukawa Electric Co., Ltd. of Japan, CommScope gains a strategic partner in the manufacture of optical fiber and fiber-optic cable, licenses for use of patents for key intellectual property and a supply arrangement for optical fiber, including high-bandwidth premium fiber.
- We estimate that the majority of the world's cable TV sets are connected with CommScope coaxial cable.
- Cell Reach®, a patented smooth-wall copper coaxial cable for cell-phone towers, continues to gain a global foothold in the wireless market. We believe Cell Reach's unique design and construction lead to a lower lifetime cost while providing faster installation, better system performance and greater reliability.
- CommScope is a market and technology leader in high-performance cables for local area networks. The technology award-winning UltraFiber™ fiber-optic cable is the longest distance, highest bandwidth 62.5 micron fiber on the market.

Our innovative products carry more than 160 patents and patent applications worldwide, responding to the industry's need for ever-increasing bandwidth, transmission speed and performance.

demand for service

Our core customers are world class. Their company names are known in households across the nation and around the world. We also like to know their first names. And their spouses' names. And their kids'. That's how close we like to be to our customers.

Many companies talk about customer relationships. Some invest great sums of money on systems to manage these relationships. We pride ourselves on building solid, long-lasting customer relationships one on one...and one by one.

Seeing the world through our customers' eyes, and understanding their challenges, gives us direction for our research and engineering efforts. We believe we also gain valuable insight that better prepares us to meet our customers' needs today and in the future.

We continue to invest in the scale and quality of our operations to provide customers with leading-edge products and services around the world.

- CommScope is one of the world's most technologically advanced and lowest-cost manufacturers of coaxial cable, with most products made to order according to exacting specifications.
- We are the only major supplier to provide a full range of coaxial, fiber-optic, and twisted-pair cables for broadband and video, wired and wireless telephony, local area networks and other applications.
- Our new cable-manufacturing facility in Brazil extends our reach in South America, with cable for broadband HFC applications and wireless products.
- Our Belgian facility, which now produces wireless cable and is the largest European maker of coaxial cable for HFC applications, strongly positions CommScope products for expected network upgrades in the United Kingdom, Germany, and elsewhere in Europe.
- From raw materials to final delivery, we can trace essentially every major step in the manufacturing process, even pinpointing the specific operator, time of production and status of suppliers' shipments. This capability helps reduce our customer response time and improve service.
- Our facilities are registered under the international quality standard ISO 9001, and our Cable Technology Center recently achieved TL9000 certification.

For more than 25 years, CommScope has made a name for itself as a leader in cable technology, well known for responsive, attentive customer service that's never more than a phone call away.

demand
for
cost efficiency

Grandma was right. A penny saved is a penny earned. That's a lesson well learned in today's volatile markets, where the most cost-efficient solutions often make the best business sense.

CommScope, already a low-cost manufacturer of coaxial cable, relies on automation, technology and know-how to achieve continued cost efficiencies throughout the production process.

▫ We believe our vertical integration projects will pay dividends for years to come. We brought production of bimetal center conductors in-house and can currently supply the majority of our needs. We also added capacity for fine wire drawing in copper and, using an advanced process, in aluminum, allowing us to buy these materials more economically in bulk quantities.
▫ Process improvements in our plants are resulting in less downtime and fewer stops and starts of production lines, which means less scrap and improved productivity.
▫ Automated take-up machines are being employed to spool and package finished cables, allowing greater efficiencies with machines running continuously. One such application packages coaxial cable into cardboard boxes. Installers benefit from a more portable and convenient package that can be used for inside applications of shorter cable lengths.
▫ Recycling is good for the environment and good for CommScope. In 2001, we saved nearly $10 million by recycling more than 25 million pounds of materials and nearly 100,000 cable reels.
▫ We think we have built a strong foundation to improve customer service through our Enterprise Resource Planning and other information-management tools. The customer self-service portal, now part of CommScope's web site, is one example of how we are using information technology to differentiate our customer service.
▫ In all we do, safety rules. Our Catawba, N.C., manufacturing facility – the world's largest for broadband coaxial cable – and our Cable Transport trucking fleet were recently recognized for their impressive safety records.

There's more to cable than meets the eye, and we go to great lengths to make sure our products and manufacturing processes are faster, better and more cost-efficient.



to our stockholders



FRANK M. DRENDEL
Chairman and
Chief Executive Officer

By virtually all measures, 2001 was a tough year. In telecommunications, the headlines were grim. While CommScope outperformed many in the industry, we all struggled against similar pressures.

CommScope sales were down 22% from the previous year. Our performance was affected by the economic downturn that began in 2000. Tight credit markets restrained our customers' building plans. We felt the global slowdown in telecom spending, both internationally and in some of the largest domestic broadband service providers.

Our financial results show the impact of these factors, especially when contrasted with the previous record year.

- Broadband/video sales were down 19% as the telecom slowdown here and abroad continued to put a damper on growth.
- Wireless and other telecom sales were down 56%, primarily from lower demand for products used in central offices of U.S. telephone companies.
- On the positive side, local area network (LAN) sales grew 4%, with the increase coming from improved abilities to provide world-class network cabling solutions to customers nationwide.
- We incurred an equity loss in the start-up of our OFS BrightWave partnership with Furukawa Electric, yet gained a valuable strategic position in the optical fiber and fiber-optic cable market.
- Earnings per diluted share were $0.52, including the impact of OFS BrightWave, down from a record $1.60 in 2000.

Despite the year's challenges, we are actively managing through the downturn and positioning ourselves to excel when the industry rebounds. We anticipate the industry's difficult business conditions will have a continuing effect on our near-term performance, yet we are cautiously optimistic about seeing the beginnings of a recovery as we move through 2002.

In turbulent times, the best strategy is staying focused on core strengths. That's always been our prescription for remaining profitable, positioned and prepared.

PROFITABLE CommScope has been around the block quite a few times in our more than 25 years of operation. We've been through market ups and downs. We've been through paradigm shifts in favored technologies. In fact, we were launched the same year as Betamax and VHS videocassette recorders and Apple Computer, Inc., so you can see how far technology has come since 1976.

Through it all, we believe we have kept a strong financial profile. Every year has been profitable. Our cost-management efforts contribute to maintaining margins. We generate positive cash flow from operations. Long-term debt is one-quarter of our book capital structure. We believe our balance sheet remains sound.

POSITIONED While industry conditions are depressed, demand has continued to grow for video, voice and data services. Today's busy, in-touch, mobile, entertainment-seeking public remains hungry for more, better, faster services. So while the reflex in a volatile market is to revert to survival mode, that's not the case at CommScope.

We made a bold, but judicious, investment in our joint venture with Furukawa to acquire an interest in a portion of Lucent Technologies' optical fiber and fiber-optic cable business. We think this once-in-a-lifetime opportunity allowed us to buy exceptional fiber assets from a market leader at an attractive price. Our equity investment gives us a strong connection to an advanced fiber-optic technology platform and enhances our fiber capabilities in providing Last Mile offerings to the home. While we expect 2002 to be a difficult year for the fiber industry, we believe we are positioned to be in broadband fiber deployment well into the future.

BRIAN D. GARRETT
President and
Chief Operating Officer



We are expanding our reach in international markets, where there are eight times as many TV households than in the United States – offering exciting long-term growth potential. Because of our strong position in Europe, we expect major cable TV operators will continue using CommScope products to upgrade their networks to deliver digital services in the United Kingdom, Germany, and elsewhere in continental Europe.

With our new facility in Jaguariúna, Brazil, we are extending our reach in South America. The 283,000 square-foot plant manufactures broadband coaxial cable for wired and wireless applications.

PREPARED We believe our business strategy remains sound: market leadership in key Last Mile cable technologies. This is where we think the bulk of the telecommunications dollar is spent – the equipment that serves the televisions, telephones, and computers in homes and businesses around the world.

Some course corrections we've made are in deployment and focus. While we are exploring future growth possibilities, we expect capital spending to decline significantly in 2002 as our global expansion program is substantially completed. In 2000, we couldn't make some cables fast enough and became capacity-constrained. Today, we have capacity to produce $1.2 billion to $1.4 billion worth of product annually, but global demand has slowed. With our extensive coverage in the Americas and Europe, we are now looking at growth options in China and the Pacific Rim region.

Meanwhile, our internal focus has shifted from rapid expansion to cost management. We continue to make gains with vertical integration projects, process improvements, and recycling of materials. Over the last year, we also made the hard decision to reduce our workforce by about 20%, to our current level of approximately 3,100 people.

Even as we adjusted our manufacturing and staffing plans, we made sure to maintain the necessary production flexibility and service capabilities. While not easy, we think these were the right steps to take in preparing CommScope for long-term growth and success. For 2002, our focus remains on continued productivity improvement.

OVER 25 YEARS OF LEADERSHIP In any industry, much less the volatile telecom industry, few companies can point to a top management team with the longevity of CommScope's. We became independent 25 years ago as an $11 million a year company purchased from Continental Telephone Corporation. We've gone through several ownership structures on our way to becoming the industry leader we are today. There's no substitute for experience, and most of CommScope's executive management team have been a part of the industry for at least 20 years.

We'd like to thank all CommScope employees worldwide for the quality of their work and their dedication to the job. They're the ones who keep our products safely rolling and our business moving forward.

It has been a challenging year for our company...our industry...our nation...and for the world at large. But we are strong; we are resilient. And we believe your company, CommScope, remains profitable, positioned and prepared for the future.

Frank M. Drendel
Chairman and Chief Executive Officer

Brian D. Garrett
President and Chief Operating Officer
March 18, 2002



2001 QUARTERLY SALES (in millions)


1Q $217
2Q $200
3Q $178
4Q $144

(In thousands, except net income per share amounts)	2001	2000	1999
INCOME STATEMENT DATA			
Net sales	$738,498	$950,026	$748,914
Percentage change	(22)%	27%	31%
Operating income	$ 62,874	$146,051	$117,517
Operating margin	9%	15%	16%
Net income	$ 27,865	$ 84,887	$ 68,077
Net income per share, assuming dilution	$ 0.52	$ 1.60	$ 1.31
BALANCE SHEET DATA			
Total assets	$889,005	$721,182	$582,535
Long-term debt, including current maturities	$194,569	$227,436	$198,402
Stockholders' equity	$606,514	$374,520	$281,344

financial highlights

five-year summary of selected financial data

Year Ended December 31, (In thousands, except ratios and per share amounts)	2001	2000	1999	1998	1997
Results of Operations:					
Net sales	$738,498	$950,026	$748,914	$571,733	$599,216
Gross profit	179,644	251,054	200,106	134,593	141,000
Operating income	62,874	146,051	117,517	72,843	79,182
Net income	27,865	84,887	68,077	39,231	37,458
Pro forma net income(1)	–	–	–	–	34,604
Net Income Per Share Information:(1)					
Weighted average number of shares outstanding:					
Basic	52,692	51,142	50,669	49,221	49,107
Assuming dilution	53,500	56,047	52,050	49,521	49,238
Net income per share:					
Basic	$ 0.53	$ 1.66	$ 1.34	$ 0.80	$ 0.70
Assuming dilution	$ 0.52	$ 1.60	$ 1.31	$ 0.79	$ 0.70
Balance Sheet Data:					
Cash and cash equivalents	$ 61,929	$ 7,704	$ 30,223	$ 4,129	$ 3,330
Property, plant and equipment, net	277,169	251,356	181,488	135,082	133,235
Total assets	889,005	721,182	582,535	465,327	483,539
Working capital	199,125	209,104	146,952	93,982	112,786
Long-term debt, including current maturities	194,569	227,436	198,402	181,800	265,800
Stockholders' equity	606,514	374,520	281,344	203,972	150,032
Other Information:					
Operating cash flows	$158,168	$ 44,924	$ 79,419	$ 82,971	$ 59,688
Depreciation and amortization	40,529	35,799	29,295	24,662	21,677
Capital expenditures	70,841	98,640	57,149	22,784	29,871

(1) We, through our wholly owned subsidiary CommScope, Inc. of North Carolina ("CommScope NC"), were formerly a wholly owned indirect subsidiary of General Instrument Corporation with no separately issued or outstanding equity securities prior to the spin-off on July 28, 1997. On the date of the spin-off, through a series of transactions and stockholder dividends initiated by General Instrument, CommScope NC became our wholly owned subsidiary. The unaudited pro forma information for 1997 has been prepared utilizing the historical consolidated statements of income of CommScope NC adjusted to reflect a net debt level of $275 million at January 1, 1997 at an assumed weighted average borrowing rate of 6.35% plus the amortization of debt issuance costs associated with the new borrowings and a total of 49.1 million common shares outstanding and 49.2 million common and potential common shares outstanding for basic and diluted earnings per share, respectively.

management's discussion and analysis of financial condition and results of operations

COMPANY BACKGROUND

CommScope, Inc., through its wholly owned subsidiaries and equity method investee, operates in the cable manufacturing business with manufacturing facilities located in the United States, Europe and Latin America. We are a leading worldwide designer, manufacturer and marketer of a wide array of broadband coaxial cables and other high-performance electronic and fiber optic cable products for cable television, telephony, Internet access and wireless communications. We believe we are the world's largest manufacturer of coaxial cable for hybrid fiber coax (HFC) broadband networks. We are also a leading supplier of coaxial, twisted pair and fiber optic cables for premise wiring (local area networks), wireless and other communication applications.

Effective November 16, 2001, we acquired an 18.4% ownership interest in OFS BrightWave, LLC ("OFS BrightWave"), an optical fiber and fiber cable venture between us and The Furukawa Electric Co., Ltd. ("Furukawa"). OFS BrightWave was formed to operate a portion of the optical fiber and fiber cable business ("OFS Group") acquired from Lucent Technologies Inc. ("Lucent"). We issued 10.2 million shares of CommScope, Inc. common stock, valued at $203.4 million, to Lucent in lieu of a portion of the purchase price payable by Furukawa for the acquisition of a portion of Lucent's OFS Group. Of the amount paid by us, $173.4 million represented a capital contribution in exchange for our 18.4% equity interest in OFS BrightWave and $30 million represented a loan from one of our wholly owned subsidiaries to OFS BrightWave. The remaining 81.6% equity interest in OFS BrightWave is owned by an indirect wholly owned subsidiary of Furukawa. The businesses acquired include transmission fiber and cable manufacturing capabilities at a 2.9 million square foot facility in Norcross, Georgia, as well as facilities in Germany and Brazil and an interest in a joint venture in Carrollton, Georgia. We expect our investment in OFS BrightWave and other arrangements with Furukawa to provide access to optical fiber, including premium fiber, under a supply agreement, enhance our technology platform with access to key intellectual property, and create a strategic partner in optical fiber and fiber cable manufacturing.

CRITICAL ACCOUNTING POLICIES

"Management's Discussion and Analysis of Financial Condition and Results of Operations" includes discussion and analysis of our consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates and their underlying assumptions form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other objective sources. Management bases its estimates on historical experience and on assumptions that are believed to be reasonable under the circumstances and revises its estimates, as appropriate, when changes in events or circumstances indicate that revisions may be necessary. Significant accounting estimates reflected in our financial statements include the allowance for doubtful accounts, inventory excess and obsolescence reserves, warranty and distributor price protection reserves, reserves for sales returns, discounts, allowances, and rebates, income tax valuation allowances, and impairment reviews for investments, fixed assets, goodwill and other intangibles. Although these estimates are based on management's knowledge of and experience with past and current events and on management's assumptions about future events, it is at least reasonably possible that they may ultimately differ materially from actual results.

Management believes the following critical accounting policies require its more significant judgments and estimates used in the preparation of its consolidated financial statements. We maintain allowances for doubtful accounts for estimated losses expected to result from the inability of our customers to make required payments. These estimates are based on management's evaluation of the ability of our customers to make payments, focusing on customer financial difficulties and age of receivable balances. An adverse change in financial condition of a significant customer or group of customers could materially affect management's estimates related to doubtful accounts. We record estimated reductions to revenue for customer programs and incentive offerings, such as discounts, allowances, rebates and distributor price protection programs. These estimates are based on contract terms, historical experience, inventory levels in the distributor channel, and other factors. Management believes it has sufficient historical experience to allow for reasonable and reliable estimation of these reductions to revenue. However, declining market conditions could result in increased estimates of sales returns and allowances and potential distributor price protection incentives, resulting in incremental reductions to revenue. We maintain allowances for excess and obsolete inventory. These estimates are based on management's assumptions about and analysis of relevant factors including current levels of orders and backlog, shipment experience, forecasted demand and market conditions. We do not believe our products are subject to a significant risk of obsolescence in the short term and management believes it has the ability to adjust production levels in response to declining demand. However, if actual market conditions become less favorable than anticipated by management, additional allowances for excess and obsolete inventory could be required. Management reviews goodwill, intangible assets, investments, and other long-lived assets for impairment when events or changes in circumstances indicate that their carrying values may not be fully recoverable. Management assesses potential impairment of the carrying values of these assets based on market prices, if available, or assumptions about and estimates of future cash flows expected to arise from these assets. Future cash flows may be adversely impacted by operating performance, market conditions, and other factors. If an impairment is indicated by this analysis, the impairment charge to be recognized, if any, would be measured as the amount by which the carrying value exceeds fair value, estimated by management based on market prices, if available, or forecasted cash flows, discounted using a discount rate commensurate with the risks involved. Assumptions related to future cash flows and discount rates involve management judgment and are subject to significant uncertainty. If future cash flows, discount rates and other assumptions used in the assessment and measurement of impairment differ from management's estimates and forecasts, additional impairment charges could be required. Discussion of 2001 impairment charges is located under the heading "Impairment charges for fixed assets and investments" within the "Comparison of results of operations for the year ended December 31, 2001 with the year ended December 31, 2000." See also discussion of new standards for testing goodwill and other identifiable intangible assets for impairment under "Newly Issued Accounting Standards."

FINANCIAL HIGHLIGHTS

For the three-year period 1999–2001, we reported the following results (in thousands, except per share amounts):

Year Ended December 31,	2001	1999	1998
Net income	$27,865	$84,887	$68,077
Net income per share – assuming dilution	0.52	1.60	1.31

Net income for the year ended December 31, 2001 included pretax charges of $13 million, or $0.18 per diluted share, net of tax, related to impairment of certain fixed assets, including our Kings Mountain facility and an investment in a wireless infrastructure project management company, now in the process of being liquidated. The tax benefit of the capital loss arising from impairment of this investment has been offset by a valuation allowance due to uncertainty about our ability to utilize this tax deduction. These impairment charges were primarily the result of challenging industry conditions which prompted management to make certain estimates and assumptions in order to determine if the carrying values of these assets may not be fully recoverable.

Also included in net income for the year ended December 31, 2001 were pretax charges of approximately $8 million, or $0.09 per diluted share, net of tax, representing financing and formation costs related to our investment in OFS BrightWave. These pretax charges were incurred prior to restructuring the joint venture arrangements with Furukawa related to the acquisition of Lucent's OFS Group and are not capitalizable as part of our investment in the restructured venture. See further discussion under "Terminated acquisition costs."

Net income for the year ended December 31, 2000 included a pretax gain of $517 thousand related to the final liquidation of a closed Australian joint venture. This joint venture was completely dissolved as of December 29, 2000, when the deregistration period required by Australian legal authorities expired.

Our consolidated financial statements and related notes, included elsewhere in this annual report, should be read as an integral part of the financial highlights and the following financial review.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2001 WITH THE YEAR ENDED DECEMBER 31, 2000

Net sales

Net sales for the year ended December 31, 2001 decreased $211.5 million or 22% to $738.5 million, from 2000. The decrease in net sales was mainly due to deteriorating global economic conditions which resulted in declining demand and competitive pricing pressures for some product lines both domestically and internationally. The following table presents (in millions) our revenues by broad product group as well as domestic versus international sales for the years ended December 31, 2001 and 2000:

	2001 Net Sales	% of 2001 Net Sales	2000 Net Sales	% of 2000 Net Sales
Broadband/Video Products	$588.3	79.7%	$723.8	76.2%
LAN Products	88.3	12.0	85.3	9.0
Wireless & Other Telecom Products	61.9	8.3	140.9	14.8
Total worldwide sales	**$738.5**	**100.0%**	**$950.0**	**100.0%**
Domestic sales	$565.2	76.5%	$717.6	75.5%
International sales	173.3	23.5	232.4	24.5
Total worldwide sales	**$738.5**	**100.0%**	**$950.0**	**100.0%**

For the year ended December 31, 2001, international sales decreased $59.1 million, or 25%, to $173.3 million, from 2000, with sales down year over year in all regions primarily due to the difficult global environment. While we believe that near term international sales will be depressed until the global economy improves, we remain optimistic about the long-term global opportunities for broadband cable. During 2001, we opened a new manufacturing facility in Brazil, which we expect will enhance our competitive position in Latin America, especially when this region's economy improves.

Net sales of broadband and other video distribution products ("Broadband/Video Products") for the year ended December 31, 2001 decreased $135.5 million, or 19%, to $588.3 million, from 2000. The decrease was primarily attributable to lower sales volumes, and was significantly affected by the downturn in international demand. Increases in sales to most of the large domestic broadband service providers were more than offset by substantial decreases in sales to alternate service providers and to AT&T Broadband. Domestic Broadband/Video sales decreased approximately 16% year over year. The decrease in Broadband/Video Products sales volume was somewhat offset by modest price increases for certain HFC products. Sales were also positively affected by a favorable shift in product mix resulting from sales of fiber optic cable, primarily for broadband applications, which represented approximately 15% of total sales in 2001. However, sales of fiber optic cable slowed during the second half of 2001 as a result of challenging market conditions and competitive pricing pressures. While we expect the market for fiber optic cable to remain difficult during 2002, we believe that our ability to offer both coaxial and fiber optic cable, as well as other types of communications cable, continues to be an important competitive advantage. We also believe that we will benefit in 2002 from the anticipated increase in infrastructure spending announced by AT&T Broadband.

Net sales of local area network and other data applications products ("LAN Products") for the year ended December 31, 2001 increased $3.0 million, or 4%, to $88.3 million, from 2000. The increase was primarily due to a favorable shift to more enhanced products at higher unit prices, offset by a decline in unit volume. Net pricing was not a significant factor in the year-over-year increase in sales of LAN Products. We began implementing a comprehensive performance improvement plan for our LAN Products group during the fourth quarter of 2000. This plan included, among other things, reorganizing LAN sales and operational management as well as ongoing efforts to reduce distribution channel inventory, improve efficiency, and increase the velocity of the manufacturing and distribution cycle. This reorganization resulted in growth in both sales and profitability of our LAN Products and we believe it has improved our ability to provide world-class network cabling solutions to our domestic customers.

Net sales of wireless and other telecommunications products ("Wireless and Other Telecom Products") for the year ended December 31, 2001 decreased $79.0 million, or 56%, to $61.9 million, from 2000, primarily due to lower sales of Other Telecom Products related to telephone central office applications. The decrease in sales of Other Telecom Products was primarily driven by lower volumes, offset somewhat by a favorable shift in product mix. We expect ongoing softness and significant competitive pressures for these Other Telecom Products. Sales of Wireless Products were down significantly year over year primarily due to the general slowdown in telecommunications capital spending and the inability of certain customers to get financing for their projects. The decrease in sales of Wireless Products was primarily driven by lower volumes, and was impacted somewhat by an unfavorable shift in product mix. During 2001 we expanded our global capacity in the wireless market and now have production capability in Latin America and Europe. We continue to experience aggressive competition in the wireless market.

Gross profit (net sales less cost of sales)

Gross profit for the year ended December 31, 2001 was $179.6 million, compared to $251.1 million for 2000, a decrease of 28%. Gross profit margin decreased over 200 basis points to 24.3% for the year ended December 31, 2001, compared to 26.4% for 2000. The decreases in gross profit and gross profit margin were primarily due to lower sales volumes. Changes in material costs did not have a significant impact on 2001 gross profit margin.

Selling, general and administrative

Selling, general and administrative ("SG&A") expense for the year ended December 31, 2001 increased $2.3 million, or 3%, to $83.5 million, from 2000. The year-over-year increase in SG&A expense was primarily due to increased charges for doubtful accounts and ongoing investment in our information technology infrastructure. We recorded charges for doubtful accounts in the amount of approximately $6.5 million in 2001 compared to $4.5 million in 2000. We believe we have taken appropriate charges for doubtful accounts as a result of the difficult market environment based on our analysis of customer financial difficulties, age of receivable balances and other relevant factors. We plan to continue investing in our information technology infrastructure in order to further differentiate our service model through technology.

As a percentage of net sales, SG&A expense was 11.3% for the year ended December 31, 2001 compared to 8.5% for the year ended December 31, 2000. The increase in SG&A expense as a percentage of net sales was primarily due to sales declining faster than sales and marketing expenses, as well as the factors discussed above. We intend to continue to fund domestic and international sales and marketing efforts in order to enhance our competitive position around the world in anticipation of improving global economic conditions.

Research and development

Research and development expense as a percentage of net sales decreased to 1.0% for the year ended December 31, 2001, compared to 1.9% for the year ended December 31, 2000. This decrease was primarily due to the substantial completion of certain aspects of our vertical integration projects for bimetallic wire fabrication and fine wire drawing in 2001. During 2001, our major projects consisted primarily of research and engineering activity related to the production of copper clad metals required to advance the design of those materials and related processes to the point that they meet specific functional and economic requirements and are ready for full-scale manufacturing. We have undertaken these projects as part of our vertical integration strategy in an effort to reduce materials costs and reliance on limited sources of key raw materials. These projects were in process as of December 31, 2001 and are expected to continue into 2002. In addition, we entered into cross-licensing arrangements with Furukawa in 2001, providing us with access to key technology for communications cable, especially fiber optic cable, that has taken years to develop.

Terminated acquisition costs

Our acquisition of an 18.4% ownership interest in OFS BrightWave as of November 16, 2001 was restructured from a previously contemplated joint venture arrangement announced July 24, 2001. Under the originally contemplated arrangement, we would have formed two joint ventures with Furukawa to acquire certain fiber cable and transmission fiber assets of Lucent's OFS Group. Given the uncertain economic environment and severe downturn in the telecommunications market as well as associated difficulties in the financing markets following the September 11, 2001 tragedy, we agreed with Furukawa to restructure the joint venture arrangements, resulting in a reduced ownership participation for us. As a result of the restructuring of this venture, we recorded pretax charges of approximately $8 million, or $0.09 per diluted share, net of tax, during 2001, related to financing and formation costs of the original joint venture arrangements, which are not capitalizable as part of our investment in the restructured venture.

Impairment charges for fixed assets and investments

During 2001, we took a number of steps to manage costs and evaluated all aspects of our business in response to challenging industry conditions. As a result of our review, we recorded pretax charges of approximately $13 million, or

$0.18 per diluted share, net of tax, during the year ended December 31, 2001 related to the impairment of certain assets. Management identified specific assets that were determined to have no future use in our operations and assets whose anticipated undiscounted future cash flows were less than their carrying values. These impairment adjustments included equipment charges and a write-down of our Kings Mountain facility, which was under construction. Equipment that was intended for the Kings Mountain facility is expected to be redeployed overseas. The impairment charges also included the write-off of an investment in a wireless infrastructure project management company, now in the process of being liquidated, whose fair value was determined to be zero. The tax benefit of the capital loss arising from impairment of this investment has been offset by a valuation allowance due to uncertainty about our ability to utilize this tax deduction.

Other income (expense), net

Other income (expense), net for the year ended December 31, 2000 included a pretax gain of $517 thousand related to the final liquidation of a closed Australian joint venture. This joint venture was completely dissolved as of December 29, 2000, when the deregistration period required by the Australian legal authorities expired.

Net interest expense

Net interest expense for the year ended December 31, 2001 was $7.5 million, compared to $9.7 million for 2000. Our weighted average effective interest rate on outstanding borrowings, including amortization of associated loan fees, was 4.61% as of December 31, 2001, compared to 5.14% as of December 31, 2000. The decrease in net interest expense was primarily due to lower average outstanding balances on long-term debt and lower variable interest rates.

Income taxes

Our effective income tax rate was 37% for the year ended December 31, 2001 compared to 38% for 2000. The decrease in our effective income tax rate was primarily a result of certain tax savings strategies. The benefit of these strategies was offset by valuation allowances established for deferred tax assets related to a capital loss carryforward on an investment and a foreign net operating loss carryforward, the realization of which is considered to be uncertain. We expect the effective income tax rate for 2002 to remain at approximately 37%.

Equity in losses of OFS BrightWave, LLC

For the six week period from November 17, 2001 to December 31, 2001, our 18.4% equity interest in the losses of OFS BrightWave was approximately $11 million, pretax. Since OFS BrightWave has elected to be taxed as a partnership, we have recorded a tax benefit of approximately $4 million related to our 18.4% equity interest in the flow-through losses. The losses of approximately $61 million incurred by OFS BrightWave during the six-week period ended December 31, 2001 were impacted by nonrecurring startup and organizational costs of approximately $15 million, related to the write-off of in-process research and development, separation from Lucent and commencement of independent operations. OFS BrightWave operates in the same markets we do and its financial results were also adversely affected by the downturn in the global economy and the telecommunications industry. In addition, OFS BrightWave is party to manufacturing and supply agreements with OFS Fitel, LLC, which is wholly owned by Furukawa. As a result of Furukawa's controlling interest in both ventures, it has significant influence over the structure and pricing of these agreements. Future changes in these terms, over which we have limited influence, could have a material impact on the profitability of OFS BrightWave and ultimately on our results of operations and financial condition. Due primarily to the difficult market environment for certain telecommunications products and challenging global economic conditions, we expect ongoing pricing pressure and weak demand industry-wide for fiber optic cable products during 2002. Based on these expectations, we expect that OFS BrightWave will incur losses for 2002.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2000 WITH THE YEAR ENDED DECEMBER 31, 1999

Net sales

Net sales for the year ended December 31, 2000 increased $201.1 million or 27% to $950.0 million, from 1999. The increase in net sales was primarily driven by strong sales of broadband and fiber optic cable for HFC applications. Higher sales volume, combined with price increases on certain HFC products, accounted for the majority of the year-over-year sales increase. The following table presents (in millions) our revenues by broad product group as well as domestic versus international sales for the years ended December 31, 2000 and 1999:

	2000 Net Sales	% of 2000 Net Sales	1999 Net Sales	% of 1999 Net Sales
Broadband/Video Products	$723.8	76.2%	$557.4	74.4%
LAN Products	85.3	9.0	87.3	11.7
Wireless & Other Telecom Products	140.9	14.8	104.2	13.9
Total worldwide sales	**$950.0**	**100.0%**	**$748.9**	**100.0%**
Domestic sales	$717.6	75.5%	$571.2	76.3%
International sales	232.4	24.5	177.7	23.7
Total worldwide sales	**$950.0**	**100.0%**	**$748.9**	**100.0%**

For the year ended December 31, 2000, international sales increased 31% compared to 1999, mainly due to robust demand for HFC products around the world, with particular strength in the Latin American region.

Net sales of Broadband/Video Products for the year ended December 31, 2000 increased $166.4 million or 30% to $723.8 million, from 1999. The increase in sales of Broadband/Video Products resulted primarily from strong sales of broadband cable to domestic telecommunications companies and cable television system operators. Most of the increase was attributable to volume with modest price increases on certain products and slight improvement in product mix. Domestic Broadband/Video sales grew approximately 29% year over year, led by strong sales of fiber optic cable.

Net sales of LAN Products for the year ended December 31, 2000 decreased $2 million or 2% to $85.3 million, from 1999. The decrease in sales of LAN Products was primarily driven by declining unit volume and some decline in prices, offset partially by a favorable shift to more enhanced products with higher average selling prices. The year-over-year unit volume decline in sales of LAN Products was primarily due to a buildup of distribution channel inventory in the first half of 2000, which slowed sales in the second half of the year. We began implementing a comprehensive performance improvement plan for our LAN Products group during the fourth quarter of 2000. This plan included, among other things, reorganizing LAN sales and operational management as well as ongoing efforts to reduce distribution channel inventory, improve efficiency, and increase the velocity of the manufacturing and distribution cycle.

Net sales of Wireless and Other Telecom Products for the year ended December 31, 2000 increased $36.7 million or 35% to $140.9 million, from 1999. This increase was primarily due to growth in sales of both telephone central office products and our newest-generation wireless cables. Other Telecom Products declined in terms of volume, but this decline was more than offset by improved product mix. The volume of Wireless Products sold increased year over year, but this increase was somewhat reduced by an unfavorable shift in product mix and declining prices.

Gross profit (net sales less cost of sales)

Gross profit for the year ended December 31, 2000 was $251.1 million, compared to $200.1 million for 1999, an increase of 25%. Gross profit margin decreased slightly to 26.4% for the year ended December 31, 2000, compared to gross profit margin of 26.7% for 1999.

While price increases for HFC products had a positive effect on gross profit margin during 2000, they were more than offset by the combination of lower prices for LAN Products, the rising cost of key materials, and reduced manufacturing efficiency resulting from capacity expansions.

During 2000, supplies of key materials, such as bimetallic center conductors and optical fiber were tight. A major focus for us in 2000 was the acceleration of internal production of bimetallic center conductors for coaxial cables. While the ramp up of production progressed slower than anticipated, we made significant progress improving output in this project in the second half of 2000.

Selling, general and administrative

SG&A expense for the year ended December 31, 2000 was $81.2 million, compared to $68.9 million for 1999. As a percentage of net sales, SG&A expense was 8.5% for the year ended December 31, 2000 and 9.2% for the year ended December 31, 1999. The absolute amount of SG&A expense increased over the prior period as a result of the expansion of sales and marketing efforts to support developing products and sales growth targets. However, as a percentage of net sales, SG&A expense decreased in 2000 compared to 1999, as a result of increased sales levels and effective cost management efforts.

Research and development

Research and development expense as a percentage of net sales increased to 1.9% for the year ended December 31, 2000, compared to 1.1% for the year ended December 31, 1999. This increase was primarily due to our vertical integration projects for bimetallic wire fabrication and fine wire drawing. We have undertaken these projects as part of our vertical integration strategy in an effort to reduce materials costs and reliance on limited sources of key raw materials.

Other income (expense), net

Other income (expense), net for the year ended December 31, 2000 included a pretax gain of $517 thousand related to the final liquidation of a closed Australian joint venture. This joint venture was completely dissolved as of December 29, 2000, when the deregistration period required by the Australian legal authorities expired.

Net interest expense

Net interest expense for the year ended December 31, 2000 was $9.7 million, compared to $9.6 million for 1999. Our weighted average effective interest rate on outstanding borrowings, including amortization of associated loan fees, was 5.14% as of December 31, 2000, compared to 4.82% as of December 31, 1999.

Income taxes

Our effective income tax rate was 38% for the year ended December 31, 2000 and 37% for 1999. This slight increase was primarily due to the dilution of our foreign sales corporation tax benefit, a result of strong domestic sales and increasing sales from our Belgium facility, and higher tax rates in foreign jurisdictions, particularly Belgium.

LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of liquidity both on a short-term and long-term basis are cash flows provided by operations and borrowing capacity under credit facilities. Reduced sales and profitability could reduce the availability of cash provided by operations. In addition, increases in sales and accounts receivable could reduce our operating cash flows in the short term until cash collections catch up to the higher level of billings.

Cash provided by operations increased $113.2 million, or 252%, to $158.2 million for the year ended December 31, 2001, from 2000. This increase in operating cash flow was primarily due to reduced working capital on lower sales. The most significant impact on operating cash flow during 2001 was derived from collections of accounts receivable in excess of billings.

Working capital decreased 5% to $199.1 million at December 31, 2001, from $209.1 million at December 31, 2000. The decrease in working capital was primarily due to lower accounts receivable, resulting from collections in excess of billings due to declining sales. Lower inventory levels resulting from reduced demand for our products also contributed to reduced working capital. The decrease in other accrued liabilities in 2001, which increased working capital, was primarily due to lower accrued compensation costs related to employee incentive plans.

During the year ended December 31, 2001, we invested $70.8 million in equipment and facilities compared to $98.6 million in 2000. The capital spending during 2001 and 2000 was primarily for projects related to vertical integration, capacity expansion, and equipment upgrades. We have completed an aggressive three-year capacity expansion program that increased our overall production capability in order to position ourselves to meet anticipated worldwide demand for HFC products. While we may place additional production capability in important international markets, we expect capital expenditures to remain at a level below depreciation and amortization expense for the next several years. We currently expect capital expenditures to be in the range of $25 to $30 million in 2002, primarily for global capacity expansion and information technology initiatives, depending upon business conditions.

As of December 31, 2001, we had committed funds of approximately $3.1 million under purchase orders and contracts related to vertical integration projects and equipment and capacity upgrades to meet current and anticipated future business demands.

During the fourth quarter of 2001, we made a strategic investment by joining with Furukawa to acquire an interest in a portion of the optical fiber and fiber cable business of Lucent's OFS Group. We acquired an 18.4% ownership interest, valued at $173.4 million in OFS BrightWave, which includes transmission fiber and fiber cable manufacturing capabilities at a 2.9 million square foot facility in Norcross, Georgia, as well as facilities in Germany and Brazil and an interest in a joint venture in Carrollton, Georgia. The acquisition of our $173.4 million ownership interest and a $30 million note receivable was financed in a noncash transaction by issuing 10.2 million shares of CommScope, Inc. common stock valued at $203.4 million to Lucent. We also incurred direct costs of acquisition of $4.8 million in 2001, which were capitalized in our investment balance as of December 31, 2001. Although we are not required to make any additional cash investments in the form of loans or capital contributions to OFS BrightWave, our failure to do so could result in the dilution of our ownership percentage. In addition, we have a contractual right to sell our ownership interest to Furukawa in 2004 for a cash payment to us of our original $173.4 million capital investment and an acceleration of repayment of the note receivable.

OFS BrightWave is party to manufacturing and supply agreements with OFS Fitel, LLC, which is wholly owned by Furukawa. As a result of Furukawa's controlling interest in both ventures, it has significant influence over the structure and pricing of these agreements. Future changes in these terms, over which we have limited influence, could have a material impact on the profitability of OFS BrightWave and ultimately on the results of our operations and financial condition.

In addition, we are party to an optical fiber supply agreement with OFS Fitel, LLC which provides us with another source for our optical fiber requirements. The pricing under this arrangement is based on market prices, adjusted periodically as agreed upon by the parties. We made no purchases under this supply agreement during 2001.

During 2000, we made an investment of approximately $3.8 million in a wireless infrastructure project management company. Our investment in this company, now in the process of being liquidated, was determined to have no realizable value by the end of 2001, and was completely written off as an impaired asset.

Our revolving credit agreement, which expires in December 2002, provides a total of $350 million in revolving credit commitments in the form of loans and letters of credit. Our available borrowing capacity under the revolving credit agreement, determined on a quarterly basis, is based on certain financial ratios which are affected by the level of long-term debt outstanding and our profitability. As of December 31, 2001, we had no outstanding indebtedness under this revolving credit agreement and our available borrowing capacity was approximately $269 million. We owed total long-term debt of $194.6 million, or 24% of our book capital structure, defined as long-term debt and total stockholders' equity, as of December 31, 2001, compared to $227.4 million, or 38% of our book capital structure, as of December 31, 2000. The decrease in long-term debt during 2001 was primarily due to the repayment of $30 million under our revolving credit agreement, in addition to repayments of $2 million and favorable foreign currency transaction gains on our Eurodollar Credit Agreement of approximately $1 million, which were recorded to accumulated other comprehensive loss.

Our revolving credit agreement contains covenants requiring us to maintain a total debt to EBITDA ratio, a net worth maintenance ratio, and an interest expense ratio. Our performance under these covenants could impact our cost of funds and our noncompliance with these covenants could negatively impact our access to funds available under that facility. We were in compliance with these covenants as of December 31, 2001. However, we expect the market for fiber optic cable to remain difficult during 2002, and if our share of losses in OFS BrightWave is significant, we may be at risk of noncompliance with these covenants. This revolving credit agreement expires in December 2002 and we do not currently anticipate difficulty securing new financing on acceptable terms.

MARKET RISK

We have established a risk management strategy that includes the reasonable use of derivative and nonderivative financial instruments primarily to manage our exposure to market risks resulting from adverse fluctuations in commodity prices, interest rates and foreign currency exchange rates. Derivative financial instruments which may be used by us, include commodity pricing contracts, foreign currency exchange contracts, and contracts hedging exposure to interest rates. Our policy is to designate all derivatives as hedges. We do not use derivative financial instruments for trading purposes, nor do we engage in speculation.

Materials, in their finished form, account for a large portion of our cost of sales. These materials, such as fabricated aluminum, plastics, bimetals, copper and optical fiber, are subject to changes in market price as they are linked to the commodity markets. Management attempts to mitigate these risks through effective requirements planning and by working closely with our key suppliers to obtain the best possible pricing and delivery terms. However, increases in the prices of certain commodity products could result in higher overall production costs.

Approximately 23% of our 2001 sales were to customers located outside the United States. Although we primarily bill customers in foreign countries in US dollars, a portion of our sales are denominated in currencies other than the US dollar, particularly sales from our foreign subsidiaries. Significant changes in foreign currency exchange rates could adversely affect our international sales levels and the related collection of amounts due. In addition, a significant decline in the value of currencies used in certain regions of the world as compared to the US dollar could adversely affect product sales in those regions because our products may become more expensive for those customers to pay for in their local currency. The 1999 acquisition of our Belgian subsidiary created a specific market risk that a decline in the value of the euro compared to the US dollar could adversely affect our net investment in that subsidiary. Our Eurodollar Credit Agreement, which is denominated in euros, serves as a partial hedge of our net investment in the Belgian subsidiary. Our investment in Brazil during 2000 created a new foreign subsidiary and a specific market risk that a decline in the value of the Brazilian real compared to the US dollar could adversely affect our net investment in that subsidiary. We continue to evaluate alternatives to help us reasonably manage the market risk of our net investment in the Brazilian subsidiary.

As of December 31, 2001 and 2000, the only derivative financial instrument outstanding was an interest rate swap agreement that serves as a fixed-rate hedge of the variable-rate borrowings under our Eurodollar Credit Agreement, as required under the covenants of this term loan. The fair value of the interest rate swap agreement outstanding at December 31, 2001 and 2000 was not material to our financial position. At December 31, 2001, we were continuing to evaluate hedging alternatives related to foreign currency exposures. In addition, we evaluated our commodity pricing exposures and concluded that it was not currently practical to use derivative financial instruments to hedge our current commodity price risks.

Our nonderivative financial instruments consist primarily of cash and cash equivalents, trade receivables, trade payables, and debt instruments. At December 31, 2001 and 2000, the carrying values of each of the financial instruments recorded on our balance sheet were considered representative of their respective fair values due to their variable interest rates and / or short terms to maturity, with the exception of our convertible debt, which was recorded in the financial statements at $172.5 million, but had a fair value of $136.7 million at December 31, 2001 and $122.5 million at December 31, 2000. Fair value of our debt is estimated using discounted cash flow analysis, based on our current incremental borrowing rates for similar types of arrangements, or quoted market prices whenever available.

The following tables summarize our market risks associated with long-term debt and foreign currency exposure as of December 31, 2001 and 2000. The tables present principal and interest cash outflows and related interest rates by year of maturity. Variable interest rates for each year represent the interest rate effective for the related loan as of December 31, 2001 for the first table and as of December 31, 2000 for the second table. However, the interest rate on the Eurodollar Credit Agreement for both years is fixed at 4.53%, since we have designated an interest rate swap agreement as a fixed-rate hedge of the variable rate borrowings under this agreement, as required by its terms. The interest cash outflows for the Eurodollar Credit Agreement, disclosed below, include the effect of the interest rate swap agreement, which effectively converts the variable interest payments to a fixed-rate basis. In addition, foreign currency exchange rates on our Eurodollar Credit Agreement, for both principal and interest payments, are based on the exchange rate as of December 31, 2001 for the first table and as of December 31, 2000 for the second table. The tables assume payments will be made in accordance with due dates in the respective agreements and no prepayment of any amounts due, with the exception of the prepayment of $30 million under our revolving credit agreement in early 2001.

The tabular format used below does not reflect our option to redeem all or a portion of the $172.5 million convertible notes at any time on or after December 15, 2002 at redemption prices specified in the indenture, or our option to prepay the Eurodollar Credit Agreement in whole or in part at any time prior to the due date of March 1, 2006.

Long-term Debt Principal and Interest Payments by Year As of December 31, 2001 ($ in millions)	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value
Fixed rate ($US)	$6.9	$6.9	$6.9	$6.9	$179.4	$ –	$207.0	$136.7
Average interest rate	4.00%	4.00%	4.00%	4.00%	4.00%	–		
Variable rate ($US)	$0.2	$0.2	$0.2	$0.2	$ 0.2	$12.4	$ 13.4	$ 10.8
Average interest rate	2.13%	2.13%	2.13%	2.13%	2.13%	2.13%		
Fixed rate (EUR)	$3.1	$3.0	$2.9	$2.7	$ 0.7	$ –	$ 12.4	$ 11.3
Average interest rate	4.53%	4.53%	4.53%	4.53%	4.53%	–		

Long-term Debt Principal and Interest Payments by Year As of December 31, 2000 ($ in millions)	2001	2002	2003	2004	2005	Thereafter	Total	Fair Value
Fixed rate ($US)	$ 6.9	$6.9	$6.9	$6.9	$6.9	$179.4	$213.9	$122.5
Average interest rate	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%		
Variable rate ($US)	$30.2	$ –	$ –	$ –	$ –	$ –	$ 30.2	$ 30.0
Average interest rate	7.02%	–	–	–	–	–		
Variable rate ($US)	$ 0.7	$0.7	$0.7	$0.7	$0.7	$ 17.3	$ 20.8	$ 10.8
Average interest rate	6.66%	6.66%	6.66%	6.66%	6.66%	6.66%		
Fixed rate (EUR)	$ 2.7	$3.2	$3.2	$3.1	$2.9	$ 0.7	$ 15.8	$ 14.1
Average interest rate	4.53%	4.53%	4.53%	4.53%	4.53%	4.53%		

CONTRACTUAL OBLIGATIONS

The following table summarizes our significant contractual obligations as of December 31, 2001:

Contractual Obligations (In millions)	Total Payments Due	Amount of Payments Due per Period Less than 1 year	1–3 years	4–5 years	After 5 years
Long-term debt	$194.6	$2.7	$ 5.4	$175.7	$10.8
Operating leases[(a)]	29.1	3.9	6.1	3.8	15.3
Total contractual cash obligations	**$223.7**	**$6.6**	**$11.5**	**$179.5**	**$26.1**

(a) The contractual obligations related to operating leases include payments due under a five year tax-advantaged operating lease for our corporate office building. At the end of the initial lease term, or renewal term(s) if renewed, if we should decide not to purchase the facility for the total construction cost of $12.8 million, we are obligated to pay a final lease payment of approximately $11 million and to market the facility on behalf of the lessor. Any proceeds received from the sale of the facility would first be used to reimburse the lessor for the difference between the total construction cost of the facility and the final lease payment. Any remaining sales proceeds would be retained by us.

EFFECTS OF INFLATION

We continually attempt to minimize any effect of inflation on earnings by controlling our operating costs and selling prices. During the past few years, the rate of inflation has been low and has not had a material impact on our results of operations.

The principal raw materials purchased by us (fabricated aluminum, plastics, bimetals, copper and optical fiber) are subject to changes in market price as these materials are linked to the commodity markets. To the extent that we are unable to pass on cost increases to customers, the cost increases could have a significant impact on the results of our operations.

OTHER

We are either a plaintiff or a defendant in pending legal matters in the normal course of business; however, we believe none of these legal matters will have a materially adverse effect on our financial statements upon final disposition. In addition, we are subject to various federal, state, local and foreign laws and regulations governing the use, discharge and disposal of hazardous materials. Our manufacturing facilities are believed to be in substantial compliance with current laws and regulations. Compliance with current laws and regulations has not had, and is not expected to have, a materially adverse effect on our financial statements.

NEWLY ISSUED ACCOUNTING STANDARDS

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." Both statements are effective for us on January 1, 2002. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and broadens the criteria for recording intangible assets separate from goodwill. SFAS No. 142 requires the use of a nonamortization approach to account for purchased goodwill and certain intangible assets with indefinite useful lives and also requires at least an annual assessment for impairment by applying a fair-value-based test. Intangible assets with definite useful lives will continue to be amortized over their useful lives. The adoption of these statements will have a material impact on our results of operations and financial position after December 31, 2001 when goodwill will no longer be amortized. The pretax impact on our results of operations and financial position of adopting a nonamortization approach to accounting for goodwill under SFAS No. 142 is expected to be approximately $5.4 million per year. We are currently assessing the impact of the other provisions of these two statements, which will be adopted in 2002.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets." SFAS No. 143 will require the accrual, at fair value, of the estimated retirement obligation for tangible long-lived assets if we are legally obligated to perform retirement activities at the end of the related asset's life. We are currently assessing the impact of this statement, which will be effective for us on January 1, 2003.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," but retains many of its fundamental provisions. Additionally, this statement expands the scope of discontinued operations to include more disposal transactions. SFAS No.144 is effective for us on January 1, 2002. The initial adoption is not expected to have a material impact on our financial statements.

EUROPEAN MONETARY UNION – EURO

Effective January 1, 1999, 12 member countries of the European Monetary Union established fixed conversion rates between their existing sovereign currencies, and adopted the euro as their new common legal currency. As of that date, the euro began trading on currency exchanges. The legacy currencies of the participating countries remained legal tender for a transition period between January 1, 1999 and January 1, 2002. We conduct business in member countries.

During the transition period, cashless payments (for example, wire transfers) could be made in the euro, and parties to individual transactions could elect to pay for goods and services using either the euro or the legacy currency. Between January 1, 2002 and February 28, 2002, the participating countries introduced euro notes and coins and will eventually withdraw all legacy currencies so that they will no longer be available. European legislation provides that, unless otherwise agreed, the introduction of the euro will not, by itself, give any party to a contract the right to terminate the contract, or to demand renegotiation of the terms.

As of December 31, 2001, we believe we have adequately addressed the issues involved with the introduction of the euro. Among the issues which we faced were the assessment and conversion of information technology systems to allow for transactions to take place in both the legacy currencies and the euro and the eventual elimination of legacy currencies. We have also modified certain existing contracts, if required, and have revised our pricing/marketing strategies in the affected European markets to the extent necessary for the introduction of the euro. In addition, our Belgian subsidiary successfully completed the conversion of its financial systems and share capital to the euro. We do not believe the euro conversion has had or will have a materially adverse effect on our business, results of operations, cash flows or financial condition.

FORWARD-LOOKING STATEMENTS

Certain statements in this annual report that are other than historical facts are intended to be "forward-looking statements" within the meaning of the Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and other related laws and include but are not limited to those statements relating to sales and earnings expectations, expected demand, cost and availability of key raw materials, internal production capacity and expansion, competitive pricing, relative market position and outlook. While we believe such statements are reasonable, the actual results and effects could differ materially from those currently anticipated. These forward-looking statements are identified, including, without limitation, by their use of such terms and phrases as "intends," "intend," "intended," "goal," "estimate," "estimates," "expects," "expect," "expected," "project," "projects," "projected," "projections," "plans," "anticipates," "anticipated," "should," "designed to," "foreseeable future," "believe," "believes," "think," "thinks" and "scheduled" and similar expressions. These statements are subject to various risks and uncertainties, many of which are outside our control, including, without limitation, industry excess capacity, financial performance of OFS BrightWave, pricing and acceptance of our products, ability of our customers to secure adequate financing or to pay, global economic conditions, expected demand from AT&T Broadband and others, cost and availability of key raw materials (including without limitation bimetallic center conductors, optical fibers, fine aluminum wire and fluorinated-ethylene-propylene which are available only from limited sources), successful operation of bimetal manufacturing and other vertical integration activities, successful expansion and related operation of our facilities, margin improvement, developments in technology, industry competition, achievement of sales, growth, and earnings goals, ability to obtain financing and capital on commercially reasonable terms, regulatory changes affecting our business, foreign currency fluctuations, technological obsolescence, the ability to achieve reductions in costs, the ability to integrate acquisitions, our participation in joint ventures, international economic and political uncertainties, possible disruption due to terrorist activity or armed conflict and other factors discussed. Actual results may also differ due to changes in communications industry capital spending, which is affected by a variety of factors, including, without limitation, general economic conditions, acquisitions of communications companies by others, consolidation within the communications industry, the financial condition of communications companies and their access to financing, competition among communications companies, technological developments, and new legislation and regulation of communications companies. These and other factors are discussed in greater detail in Exhibit 99.1 to our Form 10-K for the year ended December 31, 2001. The information contained in this annual report represents our best judgment at the date of this report based on information currently available. However, we do not intend, and are not undertaking any duty or obligation, to update this information to reflect developments or information obtained after the date of this report.

consolidated statements of income

Year Ended December 31, (In thousands, except net income per share amounts)	2001	2000	1999
Net sales (Note 17)	**$738,498**	**$950,026**	**$748,914**
Operating costs and expenses:			
Cost of sales (Note 17)	558,854	698,972	548,808
Selling, general and administrative	83,523	81,217	68,869
Research and development	7,117	18,419	8,332
Amortization of goodwill	5,365	5,367	5,388
Terminated acquisition costs (Notes 3 and 17)	7,963	–	–
Impairment charges for fixed assets and investments (Note 5)	12,802	–	–
Total operating costs and expenses	**675,624**	**803,975**	**631,397**
Operating income	**62,874**	**146,051**	**117,517**
Other income (expense), net (Note 4)	(191)	484	736
Interest expense	(8,497)	(10,214)	(10,230)
Interest income (Note 17)	1,027	559	604
Income before income taxes and equity in losses of OFS BrightWave, LLC	**55,213**	**136,880**	**108,627**
Provision for income taxes	(20,426)	(51,993)	(40,550)
Income before equity in losses of OFS BrightWave, LLC	**34,787**	**84,887**	**68,077**
Equity in losses of OFS BrightWave, LLC (Note 3)	(6,922)	–	–
Net income	**$ 27,865**	**$ 84,887**	**$ 68,077**
NET INCOME PER SHARE: (Note 2)			
Basic	$ 0.53	$ 1.66	$ 1.34
Assuming dilution	$ 0.52	$ 1.60	$ 1.31
WEIGHTED AVERAGE SHARES OUTSTANDING: (Note 2)			
Basic	52,692	51,142	50,669
Assuming dilution	53,500	56,047	52,050

See notes to consolidated financial statements.

consolidated balance sheets

As of December 31, (In thousands, except share amounts)	2001	2000
ASSETS		
Cash and cash equivalents	$ 61,929	$ 7,704
Accounts receivable, less allowance for doubtful accounts of $12,599 and $9,187, respectively	105,402	197,536
Inventories (Note 6)	47,670	63,763
Prepaid expenses and other current assets (Notes 5 and 17)	12,724	3,364
Deferred income taxes (Note 12)	18,143	17,296
Total current assets	245,868	289,663
Property, plant and equipment, net (Notes 5, 7 and 17)	277,169	251,356
Goodwill, net of accumulated amortization of $59,493 and $54,140, respectively	151,307	156,685
Other intangibles, net of accumulated amortization of $37,421 and $34,796, respectively	11,344	13,969
Investment in and advances to OFS BrightWave, LLC (Notes 3, 7 and 18)	196,860	–
Other assets (Notes 5, 9 and 10)	6,457	9,509
Total Assets	**$889,005**	**$721,182**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$ 16,339	$ 39,958
Other accrued liabilities (Note 8)	27,753	38,481
Current portion of long-term debt (Note 9)	2,651	2,120
Total current liabilities	46,743	80,559
Long-term debt, less current portion (Note 9)	191,918	225,316
Deferred income taxes (Note 12)	22,899	24,006
Other noncurrent liabilities (Note 11)	20,931	16,781
Total Liabilities	282,491	346,662
Commitments and contingencies (Note 16)		
Stockholders' Equity (Notes 13 and 14):		
Preferred stock, $.01 par value; Authorized shares: 20,000,000; Issued and outstanding shares: None at December 31, 2001 and 2000	–	–
Common stock, $.01 par value; Authorized shares: 300,000,000; Issued and outstanding shares: 61,688,256 at December 31, 2001; 51,263,703 at December 31, 2000 (Note 3)	617	513
Additional paid-in capital (Note 3)	381,823	175,803
Retained earnings	228,667	200,802
Accumulated other comprehensive loss (Notes 10 and 12)	(4,593)	(2,598)
Total Stockholders' Equity	606,514	374,520
Total Liabilities and Stockholders' Equity	**$889,005**	**$721,182**

See notes to consolidated financial statements.

consolidated statements of cash flows

Year Ended December 31, (In thousands)	2001	2000	1999
OPERATING ACTIVITIES			
Net income	$ 27,865	$ 84,887	$ 68,077
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES			
Depreciation and amortization	40,529	35,799	29,295
Impairment charges for fixed assets and investments	12,802	–	–
Equity in losses of OFS BrightWave, LLC	11,290	–	–
Deferred income taxes	(2,262)	1,350	(98)
Tax benefit from stock option exercises	672	4,195	3,201
CHANGES IN ASSETS AND LIABILITIES			
Accounts receivable	91,173	(70,450)	(37,367)
Inventories	16,157	(23,912)	(5,340)
Prepaid expenses and other current assets	(8,669)	(971)	1,356
Accounts payable and other accrued liabilities	(34,872)	10,428	18,167
Other noncurrent liabilities	4,165	2,565	2,633
Other	(682)	1,033	(505)
Net cash provided by operating activities	**158,168**	**44,924**	**79,419**
INVESTING ACTIVITIES			
Additions to property, plant and equipment	(70,841)	(98,640)	(57,149)
Acquisition of business in Belgium	–	–	(17,023)
Acquisition costs related to investment in OFS BrightWave, LLC	(4,763)	–	–
Investment in unconsolidated affiliate	–	(3,750)	–
Proceeds from disposal of fixed assets	1,071	504	314
Net cash used in investing activities	**(74,533)**	**(101,886)**	**(73,858)**
FINANCING ACTIVITIES			
Net borrowings (repayments) under revolving credit facility	(30,000)	30,000	(171,000)
Principal payments on long-term debt	(1,996)	–	–
Proceeds from term loan facility for acquisition of business in Belgium	–	–	16,353
Proceeds from issuance of convertible notes	–	–	172,500
Debt issuance costs	–	–	(5,084)
Proceeds from exercise of stock options	2,914	4,737	8,030
Net cash provided by (used in) financing activities	**(29,082)**	**34,737**	**20,799**
Effect of exchange rate changes on cash	(328)	(294)	(266)
Change in cash and cash equivalents	54,225	(22,519)	26,094
Cash and cash equivalents, beginning of year	7,704	30,223	4,129
Cash and cash equivalents, end of year	**$ 61,929**	**$ 7,704**	**$ 30,223**

See notes to consolidated financial statements.

consolidated statements of stockholders' equity and comprehensive income

Year Ended December 31, (In thousands, except share amounts)	2001	2000	1999
NUMBER OF COMMON SHARES OUTSTANDING:			
Balance at beginning of year	51,263,703	50,889,208	50,254,467
Issuance of shares to Lucent (Note 3)	10,200,000	–	–
Issuance of shares for stock option exercises	224,553	374,495	633,741
Issuance of shares to outside director	–	–	1,000
Balance at end of year	61,688,256	51,263,703	50,889,208
COMMON STOCK:			
Balance at beginning of year	$ 513	$ 509	$ 503
Issuance of shares to Lucent (Note 3)	102	–	–
Issuance of shares for stock option exercises	2	4	6
Balance at end of year	$ 617	$ 513	$ 509
ADDITIONAL PAID-IN CAPITAL:			
Balance at beginning of year	$175,803	$166,875	$155,631
Issuance of shares to Lucent (Note 3)	202,436	–	–
Issuance of shares for stock option exercises	2,912	4,733	8,024
Tax benefit from stock option exercises	672	4,195	3,201
Issuance of shares to outside director	–	–	19
Balance at end of year	$381,823	$175,803	$166,875
RETAINED EARNINGS:			
Balance at beginning of year	$200,802	$115,915	$ 47,838
Net income	27,865	84,887	68,077
Balance at end of year	$228,667	$200,802	$115,915
ACCUMULATED OTHER COMPREHENSIVE LOSS:			
Balance at beginning of year	$ (2,598)	$ (1,955)	$ –
Other comprehensive loss	(1,995)	(643)	(1,955)
Balance at end of year	$ (4,593)	$ (2,598)	$ (1,955)
Total stockholders' equity	$606,514	$374,520	$281,344
COMPREHENSIVE INCOME:			
Net income	$ 27,865	$ 84,887	$ 68,077
Other comprehensive loss, net of tax:			
Foreign currency translation loss – foreign subsidiaries	(761)	(458)	(1,411)
Foreign currency transaction loss on long-term intercompany loans – foreign subsidiaries	(1,832)	(780)	(1,323)
Hedging gain on nonderivative instrument (Notes 10 and 12)	571	595	779
Effect of adopting SFAS No. 133 (Notes 10 and 12)	229	–	–
Loss on derivative financial instrument designated as a cash flow hedge (Notes 10 and 12)	(202)	–	–
Total other comprehensive loss, net of tax	(1,995)	(643)	(1,955)
Total comprehensive income	$ 25,870	$ 84,244	$ 66,122

See notes to consolidated financial statements.

(In thousands, unless otherwise noted)

01.

BACKGROUND AND DESCRIPTION OF THE BUSINESS

CommScope, Inc. ("CommScope" or the "Company"), through its wholly owned subsidiaries and equity method investee, operates in the cable manufacturing business, with manufacturing facilities located in the United States, Europe and Latin America. CommScope, Inc. was incorporated in Delaware in January 1997. CommScope is a leading worldwide designer, manufacturer and marketer of a wide array of broadband coaxial cables and other high-performance electronic and fiber optic cable products for cable television, telephony, Internet access and wireless communications. Management believes CommScope is the world's largest manufacturer of coaxial cable for hybrid fiber coax (HFC) broadband networks. CommScope is also a leading supplier of coaxial, twisted pair, and fiber optic cables for premise wiring (local area networks), wireless and other communication applications. In late 2001, CommScope acquired an equity interest in an optical fiber and fiber cable manufacturing business (see Note 3).

02.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The accompanying consolidated financial statements include CommScope, its wholly owned subsidiaries, and its equity method investee. All material intercompany accounts and transactions are eliminated in consolidation.

Cash and cash equivalents

Cash and cash equivalents represent amounts on deposit in banks and cash invested temporarily in various instruments with a maturity of three months or less at the time of purchase.

Inventories

Inventories are stated at the lower of cost, determined on a first-in, first-out ("FIFO") basis, or market.

Property, plant and equipment

Property, plant and equipment are stated at cost, including interest costs associated with qualifying capital additions. Provisions for depreciation are based on estimated useful lives of the assets using the straight-line and accelerated methods. Average useful lives are 10 to 35 years for buildings and improvements and three to 10 years for machinery and equipment. Expenditures for repairs and maintenance are charged to expense as incurred.

Goodwill, other intangibles and other long-lived assets

Through December 31, 2001, goodwill was being amortized on a straight-line basis over 30 to 40 years. Other intangibles consist of patents and customer lists, which were being amortized on a straight-line basis over approximately 17 years. Effective January 1, 2002, the Company revised its amortization policies to comply with the relevant provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," which prohibits amortization of goodwill and provides new guidance on the amortization of intangible assets. See further discussion below under "Impact of newly issued accounting standards."

When events or changes in circumstances, such as significant forecasted operating losses or a significant adverse change in legal factors or business climate, indicate that the carrying amount of goodwill may not be recoverable, the asset is reviewed by management for impairment. An impairment loss would be recognized if the carrying value exceeds

(In thousands, unless otherwise noted)

the forecasted, undiscounted operating cash flows of the operating assets related to the goodwill being evaluated. The impairment loss to be recognized, if any, would be measured as the amount by which the carrying value exceeds fair value, estimated based on forecasted operating cash flows, discounted using a discount rate commensurate with the risks involved. If an impairment loss is recognized, the reduced carrying amount would be accounted for as the new cost and amortized over the remaining useful life, which would also be revised, if appropriate. Management believes there were no events or changes in circumstances during the year ended December 31, 2001 that would indicate that the carrying amount of goodwill may not be recoverable. Effective January 1, 2002, the Company revised its goodwill impairment assessment policy to comply with the relevant provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," which provides new guidance on the evaluation of impairment of goodwill. See further discussion below under "Impact of newly issued accounting standards."

Management continually reassesses the appropriateness of both the carrying value and remaining life of intangibles and other long-lived assets by assessing recoverability based on forecasted operating cash flows, on an undiscounted basis, and other factors. Management believes that, as of December 31, 2001, the carrying value and remaining life of intangibles and other long-lived assets is appropriate. See further discussion below under "Impact of newly issued accounting standards" and Note 5 for discussion of impairment charges for fixed assets and investments.

Long-term investments

The Company occasionally makes strategic investments in companies that complement CommScope's business in order to gain operational and other synergies. Investments in corporate entities with less than a 20% voting interest are generally accounted for using the cost method. The Company uses the equity method to account for investments in corporate entities in which it has a voting interest of 20% to 50% and an other than minor to 50% ownership interest in partnerships and limited liability companies, or in which it otherwise has the ability to exercise significant influence. Under the equity method, the investment is originally recorded at cost and adjusted to recognize the Company's share of net earnings or losses of the investee, limited to the extent of the Company's investment in and advances to the investee, in addition to financial guarantees that create additional basis in the investee. The Company regularly monitors and evaluates the realizable value of its investments. If events and circumstances indicate that a decline in the value of an investment has occurred and is other than temporary, the Company reduces the carrying amount of the investment to fair value (see Note 5 for discussion of impairment charges for fixed assets and investments).

Income taxes

Deferred income taxes reflect the future tax consequences of differences between the financial reporting and tax bases of assets and liabilities. Investment tax credits are recorded using the flow-through method. The Company records a valuation allowance, when appropriate, to reduce deferred tax assets to an amount that is more likely than not to be realized.

No provision is made for income taxes which may be payable if undistributed earnings of foreign subsidiaries were to be paid as dividends to CommScope. CommScope currently intends that such earnings will continue to be invested in those foreign subsidiaries. In addition, the Company does not provide for taxes related to the foreign currency transaction gains and losses on its long-term intercompany loans with foreign subsidiaries. These loans are not expected to be repaid in the foreseeable future and the foreign currency gains and losses are therefore recorded pretax to accumulated other comprehensive income or loss on the balance sheet.

Stock options

Compensation cost for stock options is measured using the intrinsic value method of accounting. All stock options granted by the Company have option prices at least equal to the fair market value of the common stock at the date of grant, resulting in an intrinsic value of zero at the date of grant, and therefore no related compensation cost is recorded in the financial statements.

Revenue recognition

The Company's primary source of revenues is from product sales to cable television system operators, telecommunications service providers, original equipment manufacturers and distributors. Service revenue from delivery of products shipped by Company owned trucks was not material to the Company's reported sales during 2001, 2000 or 1999.

Revenue from sales of the Company's products shipped by nonaffiliated carriers is recognized at the time the goods are delivered and title passes, provided the earnings process is complete and revenue is measurable. Delivery is determined by the Company's shipping terms, which are primarily FOB shipping point. The Company recognizes revenue from sales of the Company's products shipped by Company owned trucks at the time the goods are delivered to the customer, regardless of the shipping terms.

For all arrangements, revenue is recorded at the net amount to be received after deductions for estimated discounts, allowances, returns, and rebates. In addition, accruals are established for warranties and price protection programs with distributors at the time the related revenue is recognized. These estimates and reserves are adjusted as needed based upon historical experience, contract terms, inventory levels in the distributor channel and other related factors.

Shipping and handling costs

Amounts billed to a customer in a sale transaction related to shipping costs are included in net sales. All shipping costs incurred to transport products to the customer are recorded in cost of sales. Internal handling costs, which relate to activities to prepare goods for shipment, are recorded in selling, general and administrative expense and were approximately $3.2 million in 2001, $2.4 million in 2000 and $1.8 million in 1999.

Advertising costs

Advertising costs are expensed in the period in which they are incurred. Advertising expense was $1.0 million in 2001, $1.4 million in 2000, and $1.1 million in 1999.

Research and development costs

Research and development (R&D) costs are expensed in the period in which they are incurred. R&D costs include materials, equipment and facilities that have no alternative future use, depreciation on equipment and facilities currently used for R&D purposes, personnel costs, contract services, and reasonable allocations of indirect costs, if clearly related to an R&D activity. Expenditures in the pre-production phase of an R&D project are recorded in the income statement as research and development expense. However, costs incurred in the pre-production phase that are associated with output actually used in production are recorded in cost of sales. A project is considered finished with pre-production efforts when management determines that it has achieved acceptable levels of scrap and yield, which vary by project. Expenditures related to ongoing production are recorded in cost of sales.

Derivative instruments and hedging activities

CommScope is exposed to various risks resulting from adverse fluctuations in commodity prices, interest rates, and foreign currency exchange rates. CommScope's risk management strategy includes the use of derivative and nonderivative financial instruments primarily as hedges of these risks, whenever management determines their use to be reasonable and practical. This strategy does not permit the use of derivative financial instruments for trading purposes, nor does it allow for speculation. A hedging instrument may be designated as a fair value hedge to manage exposure to risks related to a firm commitment for the purchase of raw materials or a foreign-currency-denominated firm commitment for the purchase of equipment, or it may be designated as a cash flow hedge to manage exposure to risks related to a forecasted purchase of raw materials, variable interest rate payments, or a forecasted foreign-currency-denominated sale of product. In addition, the use of nonderivative financial instruments is limited to hedging fair value risk related to a foreign-currency-denominated firm commitment or a net investment in a foreign subsidiary.

The Company's risk management strategy permits the reasonable and practical use of derivative hedging instruments such as forward contracts, options, cross currency swaps, certain interest rate swaps, caps and floors, and nonderivative hedging instruments such as foreign-currency-denominated loans. The Company recognizes all derivative financial instruments as assets and liabilities and measures them at fair value. All hedging instruments are designated and documented as either a fair value hedge, a cash flow hedge or a net investment hedge at inception. For fair value hedges, the change in fair value of the derivative instrument is recognized currently in earnings. To the extent the fair value hedging relationship is effective, the change in fair value on the hedged item is recorded as an adjustment to the carrying amount of the hedged item and recognized currently in earnings. For cash flow hedges, the effective portion of the change in fair value of the derivative instrument is recorded in accumulated other comprehensive income or loss, net of tax, and is recognized in the income statement when the hedged item affects earnings. Any ineffectiveness of a cash flow hedge is recognized currently in earnings. For net investment hedges, the effective portion of the change in carrying amount of the nonderivative instrument is recorded in accumulated other comprehensive income or loss, net of tax, and is recognized in the income statement only if there is a substantially complete liquidation of the investment in the foreign subsidiary. Any ineffectiveness of a net investment hedge is recognized currently in earnings. The effectiveness of designated hedging relationships is tested and documented on at least a quarterly basis. At December 31, 2001 and 2000, the Company had two hedges, one of which involved the use of a derivative financial instrument (see Note 10).

The Company has elected and documented the use of the normal purchases and sales exception for normal purchases and sales contracts that meet the definition of a derivative financial instrument.

Foreign currency translation

Approximately 23% of the Company's 2001 sales were to customers located outside of the United States. A portion of these sales were denominated in currencies other than the US dollar, particularly sales from the Company's foreign subsidiaries. The financial position and results of operations of the Company's foreign subsidiaries are measured using the local currency as the functional currency. Revenues and expenses of these subsidiaries have been translated into U.S. dollars at average exchange rates prevailing during the period. Assets and liabilities of these subsidiaries have been translated at the rates of exchange as of the balance sheet date. Translation gains and losses are recorded to accumulated other comprehensive income or loss.

Aggregate foreign currency transaction gains and losses of the Company and its subsidiaries, such as those resulting from the settlement of foreign receivables or payables and short-term intercompany advances, were recorded to other income (expense), net in the statement of income and were not material to the results of the Company's operations during

2001, 2000, or 1999. Foreign currency transaction gains and losses related to long-term intercompany loans which are not expected to be settled in the foreseeable future are recorded to accumulated other comprehensive income or loss.

The Eurodollar Credit Agreement (see Note 9), which is designated and effective as a partial hedge of the Company's net investment in its Belgian subsidiary, is translated at the rate of exchange as of the balance sheet date. The transaction gains or losses on this loan are recorded, net of tax, to accumulated other comprehensive income or loss.

Net income per share

Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the applicable periods. Diluted net income per share is based on net income adjusted for after-tax interest and amortization of debt issuance costs related to convertible debt, if dilutive, divided by the weighted average number of common shares outstanding adjusted for the dilutive effect of stock options and convertible securities.

Below is a reconciliation of weighted average common shares outstanding for basic net income per share to weighted average common and potential common shares outstanding for diluted net income per share:

Year Ended December 31,	2001	2000	1999
Numerator:			
Net income for basic net income per share	$27,865	$84,887	$68,077
Convertible debt interest and amortization, net of tax[(A)]	–	4,714	–
Net income available to common stockholders for diluted net income per share	**$27,865**	**$89,601**	**$68,077**
Denominator:			
Weighted average number of common shares outstanding for basic net income per share	52,692	51,142	50,669
Effect of dilutive securities:			
Convertible debt[(A)]	–	3,580	–
Employee stock options[(B)]	808	1,325	1,381
Weighted average number of common and potential common shares outstanding for diluted net income per share	**53,500**	**56,047**	**52,050**

(A) On December 15, 1999, the Company issued $172.5 million in convertible notes, which are convertible into shares of common stock at a conversion rate of 20.7512 shares per $1,000 principal amount. The effect of the assumed conversion of these notes is included in the calculation of net income per share, assuming dilution, for the year ended December 31, 2000 because it is dilutive. The effect of the assumed conversion of these notes was excluded from the computation of net income per share, assuming dilution, for the years ended December 31, 2001 and 1999 because it would have been antidilutive. For the year ended December 31, 2000, the dilutive effect of convertible debt on net income represents after-tax interest expense and amortization of deferred financing fees associated with this convertible debt. The dilutive effect of convertible debt on weighted average shares reflects the number of shares issuable upon conversion, assuming 100% conversion of all convertible notes as of the beginning of the year. See Note 9 for further discussion of convertible notes.

(B) Options to purchase approximately 705 thousand common shares at prices ranging from $20.55 to $47.06 per share, were excluded from the computation of net income per share, assuming dilution, for the year ended December 31, 2001 because the options' exercise prices were greater than the average market price of the common shares. These options, which expire on various dates from 2009 through 2011, were still outstanding as of December 31, 2001. There were approximately 708 thousand common shares at prices ranging from $33.56 to $47.06 per share excluded from the computation of net income per share, assuming dilution, for the year ended December 31, 2000. There were no common shares excluded from the computation of net income per share, assuming dilution, for the year ended December, 31, 1999. For additional information regarding employee stock options, see Note 13.

(In thousands, unless otherwise noted)

Use of estimates in the preparation of the financial statements

The preparation of the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates and their underlying assumptions form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other objective sources. The Company bases its estimates on historical experience and on assumptions that are believed to be reasonable under the circumstances and revises its estimates, as appropriate, when changes in events or circumstances indicate that revisions may be necessary. Significant accounting estimates reflected in the Company's financial statements include the allowance for doubtful accounts, inventory excess and obsolescence reserves, warranty and distributor price protection reserves, reserves for sales returns, discounts, allowances, and rebates, income tax valuation allowances, and impairment reviews for investments, fixed assets, goodwill and other intangibles. Although these estimates are based on management's knowledge of and experience with past and current events and on management's assumptions about future events, it is at least reasonably possible that they may ultimately differ materially from actual results.

Concentrations of risk

Nonderivative financial instruments used by the Company in the normal course of business include letters of credit and commitments to extend credit, primarily accounts receivable. These financial instruments involve risk, including the credit risk of nonperformance by the counterparties to those instruments, and the maximum potential loss may exceed the reserves provided in the Company's balance sheet. The Company manages its exposures to credit risk associated with financial instruments through credit approvals, credit limits and monitoring procedures. Although the Company sells to a wide variety of customers dispersed across many different geographic areas, sales to the largest domestic broadband service providers represented approximately 40% of net sales during 2001. At December 31, 2001, the Company's two largest customer receivable balances comprised approximately 26% of the Company's total trade accounts receivable. The Company estimates the allowance for doubtful accounts based on the actual payment history and individual circumstances of significant customers as well as the age of receivables. In management's opinion, the Company did not have significant unreserved risk of credit loss due to the nonperformance of customers or other counterparties related to amounts receivable. However, an adverse change in financial condition of a significant customer or group of customers or in the telecommunications industry could materially affect the Company's estimates related to doubtful accounts.

The principal raw materials purchased by CommScope (fabricated aluminum, plastics, bimetals, copper and optical fiber) are subject to changes in market price as these materials are linked to the commodity markets. The Company attempts to mitigate these risks through effective requirements planning and by working closely with its key suppliers to obtain the best possible pricing and delivery terms. To the extent that CommScope is unable to pass on cost increases to customers, the cost increases could have a significant impact on the results of operations of CommScope.

Reclassifications

Certain prior year amounts have been reclassified to conform to the 2001 presentation.

Impact of newly issued accounting standards

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." Both statements are effective for the Company on January 1, 2002. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and broadens the criteria for recording intangible assets separate from goodwill. SFAS No. 142 requires the use of a nonamortization approach to account for purchased goodwill and certain intangible assets with indefinite useful lives and also requires at least an annual assessment for impairment by applying a fair-value-based test. Intangible assets with definite useful lives will continue to be amortized over their useful lives. The adoption of these statements will have a material impact on the Company's results of operations and financial position after December 31, 2001 when goodwill will no longer be amortized. The pretax impact on the Company's results of operations and financial position of adopting a nonamortization approach to accounting for goodwill under SFAS No. 142 is expected to be approximately $5.4 million per year. The Company is currently assessing the impact of the other provisions of these two statements, which will be adopted in 2002.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets." SFAS No. 143 will require the accrual, at fair value, of the estimated retirement obligation for tangible long-lived assets if the Company is legally obligated to perform retirement activities at the end of the related asset's life. The Company is currently assessing the impact of this statement, which will be effective for the Company on January 1, 2003.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," but retains many of its fundamental provisions. Additionally, this statement expands the scope of discontinued operations to include more disposal transactions. SFAS No.144 is effective for the Company on January 1, 2002. The initial adoption is not expected to have a material impact of the Company's financial statements.

03.

ACQUISITION OF EQUITY INTEREST IN OFS BRIGHTWAVE, LLC

Effective November 16, 2001, CommScope acquired an approximate 18.4% ownership interest in OFS BrightWave, LLC (OFS BrightWave), an optical fiber and fiber cable venture between CommScope and The Furukawa Electric Co., Ltd. of Japan ("Furukawa"). OFS BrightWave was formed to operate a portion of the optical fiber and fiber cable business ("OFS Group") acquired from Lucent Technologies Inc. ("Lucent"). The businesses acquired include transmission fiber and cable manufacturing capabilities at a facility in Norcross, Georgia, as well as facilities in Germany and Brazil and an interest in a joint venture in Carrollton, Georgia. CommScope expects its arrangements with Furukawa and its subsidiaries, including its investment in OFS BrightWave, to provide access to optical fiber, including premium fiber, under a supply agreement, enhance its technology platform with access to key intellectual property, and create a strategic partner in optical fiber and fiber cable manufacturing.

CommScope issued 10.2 million unregistered shares of its common stock, valued at $19.94 per share, to Lucent to fund the acquisition of CommScope's interest in OFS BrightWave. The total proceeds of $203.4 million were used to acquire CommScope's 18.4% ownership interest in OFS BrightWave, valued at $173.4 million, and to purchase a $30 million interest bearing note receivable of the venture. The cost of initially issuing the shares to Lucent and an estimate of costs related to future registration of the shares, which totaled $850, have been recognized as a reduction of the total proceeds in additional paid-in capital. CommScope has a contractual right to sell its ownership interest to Furukawa within a limited period of time in 2004, for a cash payment to CommScope of CommScope's original $173.4 million capital investment and an acceleration of repayment of the note receivable.

Although the Company's ownership interest in OFS BrightWave is less than 20%, the investment has been accounted for using the equity method since OFS BrightWave is organized as a limited liability company with characteristics of a partnership. CommScope capitalized $4.8 million of direct acquisition costs as part of its investment in OFS BrightWave. CommScope's portion of the losses of OFS BrightWave for the period from November 17, 2001 through December 31, 2001 has been included in the consolidated financial statements of CommScope, Inc. for the year ended December 31, 2001. These results are net of elimination of intercompany profit in the amount of $191, net

(In thousands, unless otherwise noted)

of tax, related to interest payments on the $30 million note receivable and reimbursement of acquisition-related expenses by OFS BrightWave (see Note 17). OFS BrightWave has elected to be taxed as a partnership, therefore the Company's income tax benefit from flow through losses has been recorded based on the Company's tax rates.

The following table provides summary financial information for OFS BrightWave as of and for the six week period ended December 31, 2001:

Income Statement Data:	
Net revenues	$ 29,340
Gross profit	(36,611)
Loss from continuing operations	(61,253)
Net loss	(61,253)
Balance Sheet Data:	
Current assets	$315,626
Noncurrent assets	921,647
Current liabilities	114,319
Other noncurrent liabilities	193,611
Minority interests	52,400

The reconciliation of CommScope's investment in and advances to OFS BrightWave compared to CommScope's equity interest in the net assets of OFS BrightWave as of December 31, 2001 was as follows:

Net assets of OFS BrightWave, LLC	$876,943
CommScope ownership percentage	18.43225%
CommScope equity in net assets of OFS BrightWave, LLC	161,640
Plus:	
Advances	30,000
Direct costs of acquisition	4,763
Pushdown and other adjustments by majority member in OFS BrightWave, LLC	457
Investment in and advances to OFS BrightWave, LLC	$196,860

The Company's ownership interest in OFS BrightWave was restructured from a previously contemplated joint venture arrangement announced on July 24, 2001. Under the originally contemplated arrangement, CommScope and Furukawa would have formed two joint ventures to acquire certain fiber cable and transmission fiber assets of Lucent's OFS Group. Given the uncertain economic environment and severe downturn in the telecommunications market as well as associated difficulties in the financing markets following the September 11, 2001 tragedy, CommScope and Furukawa agreed to restructure the joint venture arrangement, resulting in a lower ownership participation for CommScope. As a result of the restructuring, the Company recorded pretax charges of approximately $8 million, or approximately $0.09 per diluted share, net of tax, during 2001, related to financing and formation costs of the original joint venture arrangement, which are not capitalizable as part of CommScope's investment in the restructured venture.

04.

OTHER ACQUISITIONS AND DIVESTITURES

Effective January 1, 1999, in a transaction with Alcatel Cable Benelux, S.A. ("Alcatel"), the Company acquired certain assets and assumed certain liabilities of Alcatel's coaxial cable business in Belgium. The acquisition provides the Company with a European base of operations, access to established distribution channels and complementary coaxial cable technologies. The Belgium acquisition was accounted for using the purchase method and, accordingly, the acquired assets and assumed liabilities were recorded at their estimated fair value at the date of the acquisition of approximately $20 million, including $3.5 million of goodwill, which was amortized in 1999, 2000, and 2001 based on a 30 year period (see Note 2 for "Impact of newly issued accounting standards"). Payment for the acquired business was financed primarily by borrowings under the Eurodollar Credit Agreement (see Note 9).

In 1995, CommScope entered into a joint venture agreement with Pacific Dunlop Ltd. to produce cable in Australia, acquiring a 49% ownership interest. Due to certain governmental regulation changes and other events affecting the market for cable products in Australia in and around 1997, manufacturing operations of the joint venture were suspended and formally discontinued by decision of the joint venture's directors in 1997. In 1998, a formal termination and dissolution agreement for the joint venture was completed. Final dissolution of this joint venture was completed in accordance with Australian legal requirements as of December 29, 2000. A pretax gain of $517 related to the final liquidation of this joint venture was recognized in other income during the year ended December 31, 2000. The Company anticipates no third party claims and no additional gains or losses related to this closed joint venture.

05.

IMPAIRMENT CHARGES FOR FIXED ASSETS AND INVESTMENTS

The Company has taken a number of steps to manage costs and has been evaluating all aspects of its business in response to challenging industry conditions. As a result of its review, the Company recorded pretax impairment charges totaling $12.8 million during 2001. Included in these impairment charges was approximately $3.8 million related to an investment in an unconsolidated affiliate, $4.4 million related to fixed assets identified as held for disposal and $4.6 million related to fixed assets to be held and used.

Management determined that the Company's investment in a wireless infrastructure project management company which was included in other assets, and which was accounted for using the cost method, should be completely written off in 2001. This determination was based on financial information indicating severe cash flow shortages. The affiliate's board of directors made the decision to cease operations and began the process of liquidating the business during 2001. In late 2001, the majority common stockholder and remaining management indicated that there would be no funds available for the return of CommScope's investment. Management currently believes CommScope has no material legal or contractual obligation for the remaining liabilities of this investee and anticipates no further impact to CommScope's financial position or results from the liquidation of its assets.

The assets held for disposal consist of machinery and equipment used or purchased for use in production. Management identified specific assets that were determined to have no future use to the Company and developed a plan of disposal for each of the assets. The assets held for disposal had a carrying value of $1.6 million at the impairment date, after the second quarter impairment charges including costs of disposal. Assets valued at $1.1 million were sold during 2001 at amounts approximating the reduced carrying values, leaving a remaining carrying value of approximately $500, which was included in other current assets as of December 31, 2001.

The assets to be held and used consist of our newly constructed Kings Mountain facility and other machinery and equipment whose anticipated future cash flows have been affected by challenging industry conditions. Equipment that was intended for the Kings Mountain facility is expected to be redeployed overseas. The Company did not classify this facility as held for disposal at December 31, 2001 because management had not committed to a plan to actively sell the

(In thousands, unless otherwise noted)

facility. However, subsequent to December 31, 2001, management has committed to a plan to sell this facility and has begun an active program to complete the sale within a reasonable period of time. Management believes the current carrying amount of this facility approximates its fair market value at December 31, 2001. The fair values of the assets to be held and used were determined using appraisals or present value techniques.

06.
INVENTORIES

December 31,	2001	2000
Raw materials	$23,037	$28,382
Work in process	9,688	11,124
Finished goods	14,945	24,257
	$47,670	$63,763

07.
PROPERTY, PLANT AND EQUIPMENT

December 31,	2001	2000
Land and land improvements	$ 6,742	$ 9,701
Buildings and improvements	74,101	63,429
Machinery and equipment	306,570	275,406
Construction in progress	41,721	27,546
	429,134	376,082
Accumulated depreciation	(151,965)	(124,726)
	$ 277,169	$ 251,356

Depreciation expense was $31,681, $26,631, and $20,778 for the years ended December 31, 2001, 2000, and 1999, respectively. The Company capitalized interest of $405 and $176 for the years ended December 31, 2001 and 2000, respectively. No interest was capitalized for the year ended December 31, 1999.

08.
OTHER ACCRUED LIABILITIES

December 31,	2001	2000
Salaries and compensation liabilities	$11,136	$18,775
Retirement savings plan liabilities	6,819	11,308
Warranty reserves	1,326	1,672
Interest	371	463
Other	8,101	6,263
	$27,753	$38,481

09.

LONG-TERM DEBT

December 31,	2001	2000
Credit Agreement	$ –	$ 30,000
Convertible Notes	172,500	172,500
Eurodollar Credit Agreement	11,269	14,136
IDA Notes	10,800	10,800
	194,569	227,436
Less current portion	(2,651)	(2,120)
	$191,918	**$225,316**

Credit Agreement

In July 1997 the Company entered into an unsecured $350 million revolving credit agreement with a group of banks (as amended, the "Credit Agreement"). The Company utilizes the Credit Agreement for, among other things, general working capital needs, financing capital expenditures and other general corporate purposes.

The Credit Agreement provides a total of $350 million in available revolving credit commitments through (i) loans available at various interest rates and interest maturity periods (collectively, the Revolving Credit Loans) and (ii) the issuance of standby or commercial letters of credit (Letters of Credit) of up to $50 million. The Company's available borrowing capacity under the Credit Agreement, determined on a quarterly basis, is based on certain financial ratios, which are affected by the level of long-term debt outstanding and the Company's profitability. As of December 31, 2001, the Company had no outstanding indebtedness under the Credit Agreement and its available borrowing capacity under the Credit Agreement was approximately $269 million. The Credit Agreement expires on December 31, 2002.

At the Company's option, advances under the Revolving Credit Loans are available by choosing from one of the following types of loans, which primarily are differentiated by the interest rates available: (i) an ABR Loan (as defined in the Credit Agreement), with interest based on the highest of the prime rate of JP Morgan Chase Bank, the Base CD Rate (as defined in the Credit Agreement) plus 1%, or the Federal Funds Effective Rate (as defined in the Credit Agreement) plus 0.5%; (ii) a Eurodollar Loan (as defined in the Credit Agreement), with interest based on the Eurodollar Rate (LIBOR) plus a margin that will vary based on the Company's performance with respect to certain calculated financial ratios as defined in the Credit Agreement; (iii) an Absolute Rate Bid Loan (as defined in the Credit Agreement), with interest determined through competitive bid procedures among qualified lenders under the Credit Agreement; and (iv) a Swing Line Loan (as defined in the Credit Agreement) for up to an aggregate amount of $30 million, with interest based on a money market rate, the ABR Loan rate, or a combination thereof.

Interest on the Revolving Credit Loans generally is payable quarterly in arrears or, for a Eurodollar Loan, at the end of an interest period date that is specified at the time funds are advanced to the Company, not to exceed three months. A facility fee based on the total commitment under the Credit Agreement and a fee for outstanding letters of credit are payable quarterly.

The Credit Agreement contains certain financial and operating covenants, including restrictions on incurring indebtedness and liens, entering into transactions to acquire or merge with any entity, making certain other fundamental changes, selling assets, paying dividends, and maintaining certain levels of consolidated net worth, leverage ratio and interest coverage ratio. The Company was in compliance with these covenants at December 31, 2001.

(In thousands, unless otherwise noted)

Convertible Notes

In December 1999, the Company issued $172.5 million of 4% convertible subordinated notes due December 15, 2006. These notes are convertible at any time into shares of CommScope common stock at a conversion price of $48.19 per share, which is subject to adjustment under certain circumstances, as provided in the Indenture. The Company may redeem some or all of these notes at any time on or after December 15, 2002 at redemption prices specified in the Indenture. In connection with the issuance of the convertible notes, the Company incurred costs of approximately $4.9 million, which have been capitalized as other assets and are being amortized over the term of the notes. The net proceeds of $167.6 million from this convertible debt offering were used primarily to repay outstanding indebtedness under the Credit Agreement in addition to funding capital expenditures and other general corporate activities.

Eurodollar Credit Agreement

In February 1999, the Company entered into an unsecured term loan agreement for 15 million euros ($16.4 million at the date of borrowing) that matures on March 1, 2006 (as amended, the "Eurodollar Credit Agreement"). The proceeds of the Eurodollar Credit Agreement were used to fund a portion of the acquisition costs and initial working capital needs of the Company's manufacturing facility in Belgium. Borrowings under this loan agreement bear interest at a variable rate equal to the Euro LIBOR Market Rate plus an applicable margin, payable quarterly. The interest rate in effect at December 31, 2001 was 4.12%. Principal payments on this loan are due in 20 equal quarterly installments of 750 thousand euros beginning June 1, 2001.

As of December 31, 2001, the Company was party to an interest rate swap agreement, as required by the terms of the Eurodollar Credit Agreement, to effectively convert the variable-rate loan to a fixed-rate basis. The notional amount is equal to the outstanding principal balance of the Eurodollar Credit Agreement and decreases in tandem with principal repayments, which began June 1, 2001. Under the agreement, interest settlement payments are made quarterly based upon the spread between the Euro LIBOR Market Rate, as adjusted quarterly, and a fixed rate of 4.53% (see Note 10).

IDA Notes

In January 1995, CommScope entered into a $10.8 million unsecured loan agreement in connection with the issuance of notes by the Alabama State Industrial Development Authority (the "IDA Notes"). Borrowings under the IDA Notes bear interest at variable rates based upon current market conditions for short-term financing. The interest rate in effect at December 31, 2001 was 2.13%. All outstanding borrowings under the IDA Notes are due on January 1, 2015.

Other Matters

Maturities of long-term debt for the next five years are as follows: $2,651 in 2002; $2,651 in 2003; $2,651 in 2004, $2,651 in 2005, and $173,165 in 2006.

The weighted average effective interest rate on outstanding borrowings, including amortization of associated loan fees, under the above debt instruments was 4.61% at December 31, 2001, and 5.14% at December 31, 2000.

10.

DERIVATIVES AND HEDGING ACTIVITIES

Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities–Deferral of the Effective Date for FASB Statement No. 133" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS No. 133, as amended, establishes accounting and reporting standards for derivative financial instruments, including certain derivative instruments embedded in other host contracts (collectively referred to as embedded derivatives) and for hedging activities. The new standards require an entity to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

The only derivative instrument identified in the implementation of SFAS No. 133 and outstanding for the year ended December 31, 2001 was an interest rate swap, which effectively converts the variable-rate Eurodollar Credit Agreement to a fixed-rate basis. The notional amount of the swap is equal to the outstanding principal balance of the Eurodollar Credit Agreement and decreases in tandem with principal repayments, which began June 1, 2001. As of January 1, 2001, this interest rate swap was designated and documented as a cash flow hedge of the risk of changes in the cash flows attributable to fluctuations in the variable benchmark interest rate associated with the underlying debt being hedged. This hedging instrument was effective at the transition date to SFAS No. 133, and at the balance sheet date, and is expected to continue to be effective for the duration of the swap contract, resulting in no anticipated hedge ineffectiveness. During the year ended December 31, 2001, the Company reclassified approximately $200 from accumulated other comprehensive income to reduce interest expense. The Company does not anticipate any material reclassifications from accumulated other comprehensive income or loss to interest expense during the next twelve months. The transition adjustment as of January 1, 2001 was recorded as a change in accounting principle to accumulated other comprehensive income and other assets on the balance sheet and did not have a material impact on the Company's consolidated results of operations, financial position, and cash flows. The fair value of this derivative instrument, reflected in other assets, was approximately $42 as of December 31, 2001.

Also, as of January 1, 2001, the Eurodollar Credit Agreement was designated and effective as a partial hedge of the Company's net investment in its Belgian subsidiary. There was no adjustment required under SFAS No. 133 as of January 1, 2001 related to this net investment hedge. This hedging instrument was effective at the SFAS No. 133 transition date, and at the balance sheet date, and is expected to continue to be effective for the duration of the loan agreement, resulting in no anticipated reclassifications from accumulated other comprehensive income or loss to earnings.

Activity in the accumulated net gain on derivative instruments included in accumulated other comprehensive loss for the year ended December 31, 2001 consisted of the following:

Accumulated net gain on derivative instrument, beginning of year	$ –
Net effect of adopting SFAS No. 133	229
Net loss on derivative financial instrument designated as a cash flow hedge	(202)
Accumulated net gain on derivative instrument, end of year	**$ 27**

(In thousands, unless otherwise noted)

11.

EMPLOYEE BENEFIT PLANS

The Company sponsors the CommScope, Inc. of North Carolina Employees Retirement Savings Plan (the "Employees Retirement Savings Plan"). The majority of the Company's contributions to the Employees Retirement Savings Plan are made at the discretion of the Company's Board of Directors. In addition, eligible employees may elect to contribute up to 10% of their base salaries, limited to the maximum contribution amount allowed by the Internal Revenue Service. The Company contributes an amount equal to 50% of the first 4% of the employee's salary that the employee contributes. The Company contributed $9.3 million in 2001, $8.3 million in 2000, and $6.5 million in 1999 to the Employees Retirement Savings Plan, of which $7.5 million, $6.4 million and $5.0 million each year was discretionary.

The Company sponsors a self-funded welfare plan (the "Plan") that provides medical, dental, and short-term disability benefits to eligible employees. Enrollment in the plan is optional, with the cost of the premiums being shared by both the employee and the Company. The Company established a Voluntary Employees' Benefit Association Trust ("VEBA Trust") to provide for the payment of benefits under the Plan. The Company is required to make cash contributions to the VEBA Trust from time to time in amounts which, when added to participant premiums, are sufficient to fund the benefits for participants and their beneficiaries under the Plan. The Company made cash contributions to the VEBA Trust of $13.6 million in 2001, $11.4 million in 2000, and $7.7 million in 1999.

The Company also sponsors an unfunded postretirement group medical and dental plan (the "Postretirement Health Plan") that provides benefits to full-time employees who retire from the Company at age 65 or greater with a minimum of 10 years of active service. The Postretirement Health Plan is contributory, with retiree contributions adjusted annually, and contains other cost-sharing features such as deductibles and coinsurance, with Medicare as the primary provider of health care benefits for eligible retirees. The accounting for the Postretirement Health Plan anticipates future cost-sharing changes to the written plan that are consistent with the Company's expressed intent to maintain a consistent level of cost sharing with retirees. The Company recognizes the cost of providing and maintaining postretirement benefits during employees' active service periods.

Additionally, the Company currently sponsors two defined benefit pension plans (the "Defined Benefit Pension Plans"). The first defined benefit plan is a nonqualified unfunded supplemental executive retirement plan that provides defined pension benefits to certain key executives who retired prior to December 31, 2000. The defined benefits under this plan are paid from Company contributions. Prior to January 1, 2001, this plan also covered certain active key executives who had not yet retired. All active participants' balances were settled as of January 1, 2001, resulting in a gain in this plan of $4.7 million, and a new defined contribution pension plan was established in its place for those active participants, as described below. The second defined benefit pension plan is a nonqualified pension plan, which provides pension benefits for certain international management-level employees. This plan is funded by Company and employee contributions.

Effective January 1, 2001, the Company amended and restated its nonqualified unfunded supplemental executive retirement plan that previously provided defined pension benefits to certain active and retired key executives. As a result of this amendment and restatement, the benefits provided under the plan for all participants, other than those who retired prior to December 31, 2000, are now governed by the amended and restated plan (the "Restated Plan"). Under the Restated Plan, which is a noncontributory unfunded defined contribution pension plan, the Company will credit each participant's account with contributions and earnings on the accumulated balance thereof, as outlined in the plan, but the Company is not required to make any payments until the participant is eligible to receive retirement benefits under the plan. As of January 1, 2001, the Company credited each participant's account under the Restated Plan with an amount equal to the actuarially determined accumulated benefit obligation for each participant under the terms of the original nonqualified unfunded supplemental executive retirement plan. The total amount established by CommScope as of January 1, 2001, and recognized as an expense of the Restated Plan in 2001, was $4.1 million. The Company recognized additional cost of $546 representing contributions and earnings under this plan for the year ended December 31, 2001. The establishment of opening participant balances and the additional cost recognized resulted in an accrued liability for the Restated Plan of $4.6 million as of December 31, 2001. The amendment and restatement of this plan had no material effect on the consolidated financial statements of the Company upon adoption.

Amounts accrued under the Postretirement Health Plan, the Defined Benefit Pension Plans, and the Restated Plan are included in other noncurrent liabilities. The following table summarizes information for the Defined Benefit Pension Plans and the Postretirement Health Plan:

	Pension Benefits		Other Postretirement Benefits	
	2001	2000	2001	2000
CHANGE IN BENEFIT OBLIGATION:				
Postretirement benefit obligation, beginning of year	$ 6,377	$ 5,965	$17,522	$12,957
Service cost	74	104	1,819	1,237
Interest cost	109	432	1,353	1,001
Plan participants' contributions	13	11	19	15
Actuarial loss	77	44	5,133	2,374
Settlement of benefits	(4,690)	–	–	–
Benefits paid	(108)	(119)	(43)	(62)
Translation gain and other	(52)	(60)	–	–
Postretirement benefit obligation, end of year	**$ 1,800**	**$ 6,377**	**$25,803**	**$17,522**
CHANGE IN PLAN ASSETS:				
Fair value of plan assets, beginning of year	$ 501	$ 418	$ –	$ –
Employer and plan participant contributions	231	206	43	62
Return on plan assets	30	23	–	–
Benefits paid	(108)	(119)	(43)	(62)
Translation loss and other	(24)	(27)	–	–
Fair value of plan assets, end of year	**$ 630**	**$ 501**	**$ –**	**$ –**
FUNDED STATUS (POSTRETIREMENT BENEFIT OBLIGATION IN EXCESS OF FAIR VALUE OF PLAN ASSETS):	$ 1,170	$ 5,876	$25,803	$17,522
Unrecognized net actuarial loss	(78)	(240)	(11,902)	(7,008)
Unrecognized net transition amount	(377)	(435)	–	–
Accrued benefit cost, end of year	**$ 715**	**$ 5,201**	**$13,901**	**$10,514**
Discount rate	6.40%	7.75%	7.00%	7.75%
Rate of return on plan assets	5.50%	5.50%	–	–
Rate of compensation increase	3.50%	4.75%	–	–

(In thousands, unless otherwise noted)

Net periodic benefit cost (credit) for the Defined Benefit Pension Plans and the Postretirement Health Plan consisted of the following components:

	Pension Benefits			Other Postretirement Benefits		
	2001	2000	1999	2001	2000	1999
Service cost	$ 74	$104	$ –	$1,819	$1,237	$1,021
Interest cost	109	432	362	1,353	1,001	682
Recognized actuarial loss	–	44	36	239	159	121
Amortization of transition obligation	29	29	–	–	–	–
Settlement gain	(4,690)	–	–			
Return on plan assets	(30)	(23)	–	–	–	–
Net periodic benefit cost (credit)	**$(4,508)**	**$586**	**$398**	**$3,411**	**$2,397**	**$1,824**

For measurement purposes, a 13% annual rate of increase in health care costs was assumed for 2002 and is assumed to decrease gradually to 4.25% for 2014 and remain at that level thereafter. The increase in the postretirement benefit obligation in 2001 is due to a decrease in the discount rate and increases in the claims cost and health care trend rate assumptions, and was partially offset by a gain from demographic changes related to reduced headcount.

Assumed health care cost trend rates can have a significant effect on the amounts reported for the Postretirement Health Plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects for the year ended December 31, 2001:

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost components of net periodic benefit cost	$ 905	$ (669)
Effect on postretirement benefit obligation	4,668	(5,955)

12.

INCOME TAXES

The components of the provision for income taxes for the years ended December 31, 2001, 2000, and 1999 were as follows:

Year Ended December 31,	2001	2000	1999
CURRENT:			
Federal	$17,842	$46,723	$37,404
State	781	3,920	3,244
Current income tax provision	18,623	50,643	40,648
DEFERRED:			
Federal	(1,611)	1,244	(90)
State	(651)	106	(8)
Deferred income tax provision (benefit)	(2,262)	1,350	(98)
Total provision for income taxes	**$16,361**	**$51,993**	**$40,550**

The total provision for income taxes for the year ended December 31, 2001 included a current federal income tax benefit of $4.1 million, reflected in equity in losses of OFS BrightWave, LLC.

The reconciliation of the statutory U.S. federal income tax rate to the Company's effective income tax rate for the years ended December 31, 2001, 2000, and 1999 was as follows:

Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	0.2	1.9	1.9
Foreign sales corporation benefit	(2.9)	(1.1)	(1.4)
Permanent items and other	(2.8)	2.2	1.8
Establishment of valuation allowances for net operating loss and capital loss carryforwards	7.5	–	–
Effective income tax rate	**37.0%**	**38.0%**	**37.3%**

During 2001, the Company established a valuation allowance of $2,020 against a deferred tax asset arising from a foreign net operating loss carryforward of approximately $6 million. The loss carryforward has no expiration date, but is subject to local restrictions limiting its deductibility. The Company also has a foreign net operating loss carryforward of approximately $2 million, with no expiration date, which it considers more likely than not to be realized based on a positive earnings history. The Company also established a valuation allowance of $1,388 during 2001 against a deferred tax asset arising from the impairment charge for an investment in a wireless infrastructure project management company, now in the process of being liquidated (see Note 5), which creates a capital loss for tax purposes. The Company considers it more likely than not that this capital loss carryforward will expire unused due to uncertainty about the creation of future capital gains.

(In thousands, unless otherwise noted)

The components of deferred income tax assets and liabilities and the classification of deferred tax balances on the balance sheet were as follows:

December 31,	2001	2000
DEFERRED TAX ASSETS:		
Accounts receivable and inventory reserves	$ 11,957	$ 11,276
Warranty reserves	491	635
Employee benefits	3,515	3,709
Postretirement benefits	7,125	5,969
Foreign net operating losses	2,813	185
Investment in unconsolidated affiliate	1,388	–
Investment in OFS BrightWave, LLC	1,118	–
Other	2,433	1,676
Total deferred tax assets	30,840	23,450
Valuation allowance	(3,408)	–
Net deferred tax assets	27,432	23,450
DEFERRED TAX LIABILITIES:		
Property, plant and equipment	(26,867)	(25,040)
Goodwill and intangibles	(4,178)	(4,277)
Hedging gain	(1,143)	(843)
Total deferred tax liabilities	(32,188)	(30,160)
Net deferred tax liability	**$ (4,756)**	**$ (6,710)**
DEFERRED TAXES AS RECORDED ON THE BALANCE SHEET:		
Current deferred tax asset	$ 18,143	$ 17,296
Noncurrent deferred tax liability	(22,899)	(24,006)
Net deferred tax liability	**$ (4,756)**	**$ (6,710)**

At December 31, 2001 the Company had approximately $9.8 million in state investment tax credits that could be utilized to reduce state income tax liabilities for future tax years through 2007.

The cumulative amount of undistributed earnings from foreign subsidiaries amounted to approximately $2.9 million at December 31, 2001. Although the Company does not currently intend to repatriate earnings from foreign subsidiaries, foreign tax credits may be available as a reduction of United States income taxes in the event of such distributions.

Income tax (expense) benefit for components of other comprehensive loss for the years ended December 31, 2001, 2000, and 1999 was as follows:

Year Ended December 31,	2001	2000	1999
Hedging gain on nonderivative instrument	$(300)	$(368)	$(472)
Effect of adopting SFAS No. 133	(135)	–	–
Loss on derivative instrument designated as a cash flow hedge	120	–	–
Total income tax expense for components of other comprehensive loss	**$(315)**	**$(368)**	**$(472)**

13.

STOCK COMPENSATION PLANS

In 1997, the Company adopted the Amended and Restated CommScope, Inc. 1997 Long-Term Incentive Plan (the "CommScope Incentive Plan"), which was formally approved by the Company's stockholders in 1998. The CommScope Incentive Plan provides for the granting of stock options, restricted stock, performance units, performance shares and phantom shares to employees of the Company and its subsidiaries and the granting of stock and stock options to non-employee directors of the Company. A total of 8.7 million shares have been authorized for issuance under the CommScope Incentive Plan through December 31, 2001. Stock options generally expire 10 years from the date they are granted. Options vest over service periods that generally range from two to four years. Upon initial election to the Company's board of directors, a non-employee director is granted 1,000 shares of stock, which are fully vested and transferable upon issuance, and an option to purchase 20,000 shares, which vests over a three-year period. If a director remains in office, a similar option is granted every three years.

The following tables summarize the Company's stock option activity and information about stock options outstanding at December 31, 2001:

	Shares (in thousands)	Weighted Average Exercise Price Per Share
Stock options outstanding at December 31, 1998	4,532	$13.25
Granted	690	37.08
Cancelled	(84)	14.29
Exercised	(634)	12.72
Stock options outstanding at December 31, 1999	4,504	16.96
Granted	1,446	18.81
Cancelled	(123)	21.67
Exercised	(375)	12.57
Stock options outstanding at December 31, 2000	5,452	17.64
Granted	294	21.90
Cancelled	(432)	22.40
Exercised	(225)	13.00
Stock options outstanding at December 31, 2001	**5,089**	**$17.69**
Stock options exercisable at December 31, 1999	**2,068**	**$12.99**
Stock options exercisable at December 31, 2000	**2,747**	**$15.04**
Stock options exercisable at December 31, 2001	**3,703**	**$16.50**
Shares reserved for future issuance at December 31, 2001	**2,327**	

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares (in thousands)	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price Per Share	Shares (in thousands)	Weighted Average Exercise Price Per Share
$ 8 to $20	4,379	6.3	$14.55	3,288	$13.80
20 to 30	32	7.8	23.28	4	24.22
30 to 40	669	7.7	37.61	407	37.94
40 to 48	9	8.2	44.53	4	44.24
$ 8 to $48	5,089	6.5	$17.69	3,703	$16.50

The Company has elected to account for stock options using the intrinsic value method. The weighted average fair value per option, disclosed below, has been estimated using the Black-Scholes option pricing model. Pro forma information, disclosed below, presents net income and net income per share as if compensation expense had been recorded using the fair value based method. These pro forma assumptions and disclosures were as follows:

Year Ended December 31,	2001	2000	1999
VALUATION ASSUMPTIONS:			
Expected option term (years)	3.5	3.5	3.5
Expected volatility	50.0%	50.0%	50.0%
Expected dividend yield	0.0%	0.0%	0.0%
Risk-free interest rate	4.0%	5.0%	6.0%
Weighted average fair value per option	$ 9.05	$ 7.76	$ 15.87
PRO FORMA:			
Net income (in thousands)	$20,788	$78,734	$64,020
Net income per share – basic	0.39	1.54	1.26
Net income per share – assuming dilution	0.39	1.49	1.23

14.

STOCKHOLDER RIGHTS PLAN

On June 10, 1997, the Board of Directors adopted a stockholder rights plan designed to protect stockholders from various abusive takeover tactics, including attempts to acquire control of the Company at an inadequate price. Under the rights plan, each stockholder received a dividend of one right for each outstanding share of common stock, which was distributed on July 29, 1997. The rights are attached to, and presently only trade with, the common stock and currently are not exercisable. Except as specified below, upon becoming exercisable, all rights holders will be entitled to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock ("Participating Preferred Stock") for each right held at a price of $60.

The rights become exercisable and will begin to trade separately from the common stock upon the earlier of (i) the first date of public announcement that a person or group (other than pursuant to a Permitted Offer or Lucent, its Subsidiaries, Affiliates, or Associates pursuant to the Financing Agreement, each as defined) has acquired beneficial ownership of 15% or more of the outstanding common stock; or (ii) 10 business days (or such later date as the Board of Directors of the Company may determine) following a person's or group's commencement of, or announcement of and intention to commence, a tender or exchange offer, the consummation of which would result in beneficial ownership of 15% or more of the common stock. The rights will entitle holders (other than an Acquiring Person, as defined) to purchase common stock having a market value (immediately prior to such acquisition) of twice the exercise price of the right. If the Company is acquired through a merger or other business combination transaction (other than a Permitted Offer, as defined), each right will entitle the holder to purchase $120 worth of the surviving company's common stock for $60. The Company may redeem the rights for $0.01 each at any time prior to such acquisitions. The rights will expire on June 12, 2007.

In connection with the rights plan, the Board of Directors approved the creation of (out of the authorized but unissued shares of preferred stock of the Company) participating preferred stock, consisting of 0.4 million shares with a par value of $0.01 per share. The holders of the participating preferred stock are entitled to receive dividends, if declared by the Board of Directors, from funds legally available. Each share of participating preferred stock is entitled to one thousand votes on all matters submitted to stockholder vote. The shares of participating preferred stock are not redeemable by the Company nor convertible into common stock or any other security of the Company.

15.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments consist primarily of cash and cash equivalents, trade receivables, trade payables, debt instruments and an interest rate swap contract (see Note 10). For cash and cash equivalents, trade receivables and trade payables, the carrying amounts of these financial instruments are considered representative of their fair values due to their short terms to maturity. Fair values for the Company's debt instruments with no quoted market prices are estimated using a discounted cash flow analysis, based on interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities. With respect to the Company's convertible notes (see Note 9), fair value is based on quoted market prices. The fair value of the Company's interest rate swap contract is based on the net present value of the expected future contractual cash flows.

The carrying amounts and estimated fair values of the Company's convertible notes and interest rate swap contract at December 31, 2001 and 2000, are summarized as follows:

December 31,	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Convertible notes	$172,500	$136,700	$172,500	$122,500
Interest rate swap	42	42	(a)	364

(a) The interest rate swap contract was not required to be recorded in the Company's financial statements until January 1, 2001 when the Company adopted SFAS No. 133 (see Note 10).

The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2001 and 2000. Although management is not aware of any factors that would significantly affect these fair value estimates, such amounts have not been comprehensively revalued for purposes of these financial statements since those dates, and current estimates of fair value may differ significantly from the amounts presented herein.

(In thousands, unless otherwise noted)

16.

COMMITMENTS AND CONTINGENCIES

CommScope leases certain equipment and facilities under operating leases expiring at various dates through the year 2011. Rent expense was $7.6 million in 2001, $7.8 million in 2000, and $5.4 million in 1999. Future minimum rental payments required under operating leases with initial terms of one year or more as of December 31, 2001 are: $3.9 million in 2002; $3.2 million in 2003; $2.9 million in 2004; $2.2 million in 2005, $1.6 million in 2006 and $15.3 million thereafter.

These future minimum lease payments include payments under a five-year tax-advantaged operating lease with Wachovia Capital Investments, Inc. ("Wachovia") for the Company's recently constructed corporate office building. The Company moved in to the corporate office building in January 2002 under an arrangement whereby Wachovia retains legal title and ownership of the facility, but CommScope, rather than Wachovia, is allowed to claim a deduction for the tax depreciation on the assets. The lease payments are variable, based on three-month Libor plus a credit spread determined from a pricing grid, which is based on CommScope's senior unsecured credit rating as determined by Moody's or S&P. CommScope has the option at any time to purchase the facility for the total construction amount funded by Wachovia of approximately $12.8 million. However, up to two additional five-year renewals may be granted at the option of the lessor. At the end of the initial lease term, or renewal term(s) if renewed, if CommScope should decide not to purchase the facility, CommScope is obligated to pay Wachovia a final lease payment of approximately $11 million, and to market the facility on Wachovia's behalf. Any proceeds received from the sale of the facility would first be used to reimburse Wachovia for the difference between the total cost of the facility and CommScope's final lease payment. Any remaining sales proceeds would be retained by CommScope. The Wachovia lease agreement also contains certain financial covenants including a leverage ratio, a net worth maintenance test, and an interest coverage ratio. The lease agreement also contains certain cross-default provisions related to CommScope's other credit facilities. The Company was in compliance with these covenants as of December 31, 2001.

As of December 31, 2001, the Company had committed funds of approximately $3.1 million under purchase orders and contracts related to vertical integration projects and equipment and capacity upgrades to meet current and anticipated future business demands.

CommScope is either a plaintiff or a defendant in pending legal matters in the normal course of business; however, management believes none of these legal matters will have a materially adverse effect on the Company's financial statements upon final disposition. In addition, CommScope is subject to various federal, state, local and foreign laws and regulations governing the use, discharge and disposal of hazardous materials. The Company's manufacturing facilities are believed to be in substantial compliance with current laws and regulations. Compliance with current laws and regulations has not had, and is not expected to have, a materially adverse effect on the Company's financial statements.

17.

INDUSTRY SEGMENTS, MAJOR CUSTOMERS, RELATED PARTY TRANSACTIONS AND GEOGRAPHIC INFORMATION

The Company's operations are conducted within one business segment that designs, manufactures and markets coaxial, fiber optic and high performance electronic cables primarily used in communications applications. The Company's primary source of revenues is from product sales to cable television system operators, telecommunications service providers, original equipment manufacturers and distributors. Service revenue from delivery of products shipped by Company owned trucks is not material to the Company's reported sales. The Company aggregates and reports its results in one reportable segment based on the similarity of its products, production processes, distribution methods, and regulatory environment.

Sales of coaxial cable products to a major customer and its affiliates were approximately 10% of net sales in 1999, and less than 10% of net sales in 2001 and 2000. No other customer accounted for 10% or more of net sales during any of the three fiscal years in the period ended December 31, 2001.

Sales to related parties were less than 2% of net sales in 2001 and 2000, and less than 2.5% of net sales in 1999. Trade accounts receivable from related parties were less than 1% of the Company's total trade accounts receivable balance as of December 31, 2001 and less than 2% as of December 31, 2000. Purchases from related parties were less than 1% of cost of sales and operating expenses in 2001, 2000 and 1999.

As of December 31, 2001, the Company held a $30 million note receivable from OFS BrightWave, in which CommScope owns an 18.4% equity interest. The Company recognized interest income of $125 on this note during the six weeks ended December 31, 2001, of which $23 was eliminated in consolidation. In addition, CommScope had a $1.5 million receivable from OFS BrightWave, included in other current assets, for an expected reimbursement of costs incurred by CommScope on behalf of OFS BrightWave related to the formation of OFS BrightWave with Furukawa. The income statement benefit related to this $1.5 million reimbursement, of which $280 was eliminated in consolidation, was recorded to terminated acquisition costs in the fourth quarter of 2001.

Sales to customers located outside of the United States ("international sales") comprised approximately 23% of net sales in 2001, and 24% of net sales in 2000 and 1999. International sales by geographic region, based on the destination of product shipments, and worldwide sales by broad product group were as follows (in millions):

Year Ended December 31,	2001	2000	1999
Latin America	$ 64.5	$ 67.5	$ 43.0
Asia / Pacific Rim	26.2	58.9	47.6
Europe	64.9	77.4	65.4
Canada	16.3	23.1	18.3
Other	1.4	5.5	3.4
Total international sales	**$173.3**	**$232.4**	**$177.7**

Year Ended December 31,	2001	2000	1999
Broadband and other video application products	$588.3	$723.8	$557.4
Local area network products	88.3	85.3	87.3
Wireless and other telecommunications products	61.9	140.9	104.2
Total worldwide sales by broad product group	**$738.5**	**$950.0**	**$748.9**

Net property, plant and equipment by geographic area was as follows (in millions):

December 31,	2001	2000
United States	$238.6	$231.7
Belgium	10.3	10.2
Brazil	28.3	9.5
Total net property, plant and equipment	**$277.2**	**$251.4**

18.

SUPPLEMENTAL CASH FLOW INFORMATION

Year Ended December 31,	2001	2000	1999
Cash paid during the year for:			
Taxes	$ 23,655	$47,268	$37,112
Interest (net of capitalized amounts)	7,732	9,467	10,304
Noncash investing and financing activities:			
Acquisition of interest in OFS BrightWave	$(173,388)	–	–
Purchase of note of OFS BrightWave	(30,000)	–	–
Issuance of common stock to Lucent	203,388	–	–

19.

QUARTERLY FINANCIAL DATA (UNAUDITED, IN THOUSANDS EXCEPT PER SHARE DATA)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
FISCAL 2001:				
Net sales	$217,360	$199,899	$177,702	$143,537
Gross profit	52,794	48,310	43,947	34,593
Operating income	28,006	11,630	12,460	10,778
Net income (loss)	16,579	5,978	6,345	(1,037)
Net income (loss) per share, basic	0.32	0.12	0.12	(0.02)
Net income (loss) per share, diluted	0.32	0.11	0.12	(0.02)
FISCAL 2000:				
Net sales	$203,939	$241,244	$256,873	$247,970
Gross profit	52,353	64,381	66,265	68,055
Operating income	28,975	38,004	39,661	39,411
Net income	16,727	22,293	22,988	22,879
Net income per share, basic	0.33	0.44	0.45	0.45
Net income per share, diluted	0.32	0.42	0.43	0.43

independent auditors' report

To the Board of Directors and Stockholders of CommScope, Inc.

We have audited the accompanying consolidated balance sheets of CommScope, Inc. and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of OFS BrightWave, LLC, the Company's investment in which is accounted for by use of the equity method. The Company's equity of $161,640 thousand in OFS BrightWave, LLC's net assets at December 31, 2001 and of $6,922 thousand in that company's net loss for the period from November 17, 2001 through December 31, 2001 are included in the accompanying consolidated financial statements. The financial statements of OFS BrightWave, LLC were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such company, is based solely on the report of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of CommScope, Inc. and subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Hickory, North Carolina
March 18, 2002

corporate information

DIRECTORS

Edward D. Breen*
President and Chief Operating Officer, Motorola, Inc.

Frank M. Drendel*
Chairman and Chief Executive Officer, CommScope, Inc.

Duncan M. (Lauch) Faircloth*
Private Investor, Former U.S. Senator

Boyd L. George*
Chairman and Chief Executive Officer, Alex Lee, Inc.

George N. Hutton, Jr.*
Private Investor

June E. Travis*
Former cable television executive

James N. Whitson*
Director, various organizations

OFFICERS

Frank M. Drendel*
Chairman and Chief Executive Officer

Brian D. Garrett*
President and Chief Operating Officer

Jearld L. Leonhardt*
Executive Vice President and Chief Financial Officer

Philip M. Armstrong, Jr.
Vice President, Investor Relations and Corporate Communications

Randall W. Crenshaw*
Executive Vice President, Procurement, and General Manager, Network

William R. Gooden*
Senior Vice President and Controller

*Directors and Officers subject to the reporting requirements of Section 16 of the Exchange Act of 1934.

Barry D. Graham
Treasurer

Kap K. Kim
Vice President, Information Technology

Larry W. Nelson*
Executive Vice President, Business Development

Christopher A. Story*
Executive Vice President, Global Broadband Operations

Gene W. Swithenbank*
Executive Vice President, Global Broadband Sales and Marketing

James L. Wright
Senior Vice President, Human Resources and Environment

Frank B. Wyatt, II*
Senior Vice President, General Counsel and Secretary

INVESTOR INFORMATION

Annual Meeting
Friday, May 3, 2002, 1:30 p.m.
(Eastern Time)
JP MorganChase Bank
(11th floor)
270 Park Avenue
New York, New York 10017

Corporate Headquarters
CommScope, Inc.
1100 CommScope Place, SE
Hickory, North Carolina 28602
(828) 324-2200 / (800) 982-1708

Internet users can access information about CommScope and its products at: http://www.commscope.com

Transfer Agent
Mellon Investor Services LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, New Jersey 07660
(800) 851-9674
Website: www.mellon-investor.com

Investor Relations
(828) 323-4848
E-mail: parmstro@commscope.com

Common Stock
CommScope's common stock is listed and traded under the symbol CTV on the New York Stock Exchange. CommScope's stock began trading on July 28, 1997 as a result of a spin-off from General Instrument Corporation.

2001 Stock Price Ranges

	High	Low
First quarter	$22.50	$14.75
Second quarter	$26.80	$15.00
Third quarter	$24.45	$15.66
Fourth quarter	$22.91	$16.50
Year-end close	$21.27	

10-K Report
Copies of the Company's Form 10-K annual report, filed with the Securities and Exchange Commission, are available to stockholders upon written request to the Investor Relations Department at the Company's corporate office.

Industry references throughout this annual report are attributed to the following sources: industry analysts; Company (CTV) estimates; Corning; McKinsey; Caspian Networks; *CyberAtlas*; J.P. Morgan; Paul Kagan; *TV Business International Yearbook, 2001*; *The New Yorker*; The Phillips Group; Recording Technology History and Apple II History among others.

celebrating 25 years
of leadership

CommScope
1100 CommScope Place SE
Hickory, NC 28602
T 800.982.1708
F 828.323.4849
www.commscope.com